Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

entered into by and among

HILL-ROM HOLDINGS, INC.,

BAXTER INTERNATIONAL INC.

and

BEL AIR SUBSIDIARY, INC.

Dated as of September 1, 2021

TABLE OF CONTENTS

		Page

ARTICLE I

Definitions; Interpretation and Construction

1.1.	Definitions	2
1.2.	Other Terms	19
1.3.	Interpretation and Construction	19

ARTICLE II

Closing; Effective Time; The Merger

2.1.	Closing	21
2.2.	Effective Time	21
2.3.	The Merger	21

ARTICLE III

Articles of Incorporation and Bylaws; Directors and Officers of the Surviving Corporation

3.1.	Articles of Incorporation of the Surviving Corporation	22
3.2.	Bylaws of the Surviving Corporation	22
3.3.	Directors of the Surviving Corporation	22
3.4.	Officers of the Surviving Corporation	22

ARTICLE IV

Effect of the Merger on Capital Stock; Delivery of Merger Consideration

4.1.	Effect of the Merger on Capital Stock	22
4.2.	Delivery of Merger Consideration	23
4.3.	Treatment of Equity Awards	26
4.4.	Adjustments to Prevent Dilution	28

ARTICLE V

Representations and Warranties of the Company

5.1.	Organization, Good Standing and Qualification	29
5.2.	Capital Structure	29
5.3.	Corporate Authority; Approval and Fairness	31
5.4.	Governmental Filings; No Violations	31
5.5.	Compliance with Laws; Licenses	32
5.6.	Company Reports	37

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5.7.	Disclosure Controls and Procedures and Internal Control Over Financial Reporting	37
5.8.	Financial Statements; Undisclosed Liabilities; Off-Balance Sheet Arrangements	38
5.9.	Litigation	39
5.10.	Absence of Certain Changes	39
5.11.	Company Material Contracts	40
5.12.	Customers and Suppliers	42
5.13.	Employee Benefits	42
5.14.	Labor Matters	44
5.15.	Environmental Matters	45
5.16.	Tax Matters	45
5.17.	Real Property	46
5.18.	Intellectual Property	47
5.19.	Insurance	50
5.20.	Takeover Statutes	51
5.21.	Brokers and Finders	51
5.22.	No Other Representations or Warranties; Non-Reliance	51

ARTICLE VI

Representations and Warranties of Parent and Merger Sub

6.1.	Organization, Good Standing and Qualification	52
6.2.	Capitalization and Business of Merger Sub	52
6.3.	Corporate Authority	52
6.4.	Governmental Filings; No Violations	53
6.5.	Litigation	53
6.6.	Available Funds	54
6.7.	Brokers and Finders	55
6.8.	Ownership of Company Common Stock	55
6.9.	No Other Representations or Warranties; Non-Reliance	55

ARTICLE VII Covenants

7.1.	Interim Operations	56
7.2.	Acquisition Proposals; Change of Recommendation	60
7.3.	Company Shareholders Meeting	64
7.4.	Approval of Sole Shareholder of Merger Sub	65
7.5.	Proxy Statement	65
7.6.	Cooperation; Efforts to Consummate.	66
7.7.	Status and Notifications	69
7.8.	Third-Party Consents	69
7.9.	Information and Access	70
7.10.	Publicity	71
7.11.	Employee Benefits	72
7.12.	Indemnification; Directors’ and Officers’ Insurance	73
7.13.	Resignations	75

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7.14.	Treatment of Certain Existing Indebtedness	75
7.15.	Financing Cooperation	77
7.16.	Debt Financing	80
7.17.	Takeover Statutes	82
7.18.	Section 16 Matters	82
7.19.	Transaction Litigation	82
7.20.	Delisting and Deregistration	83

ARTICLE VIII

Conditions to Closing

8.1.	Conditions to Each Party’s Obligation to Effect the Closing	83
8.2.	Conditions to Parent’s and Merger Sub’s Obligation to Effect the Closing	83
8.3.	Conditions to the Company’s Obligation to Effect the Closing	84

ARTICLE IX

Termination

9.1.	Termination by Mutual Written Consent	85
9.2.	Termination by Either the Company or Parent	85
9.3.	Termination by the Company	86
9.4.	Termination by Parent	86
9.5.	Notice of Termination; Effect of Termination	86

ARTICLE X

Miscellaneous and General

10.1.	Survival	88
10.2.	Notices	89
10.3.	Expenses	90
10.4.	Transfer Taxes	90
10.5.	Amendment or Other Modification; Waiver	90
10.6.	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	90
10.7.	Specific Performance	91
10.8.	Third-Party Beneficiaries	92
10.9.	Successors and Assigns	92
10.10.	Entire Agreement	92
10.11.	Financing Provisions	92
10.12.	Severability	93
10.13.	Counterparts; Effectiveness	93

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 1, 2021, is entered into by and among HILL-ROM HOLDINGS, INC., an Indiana corporation (the “Company”), BAXTER INTERNATIONAL INC., a Delaware corporation (“Parent”), and BEL AIR SUBSIDIARY, INC., an Indiana corporation and a Wholly Owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the Parties intend that, subject to the terms and conditions of this Agreement and the applicable provisions of the IBCL, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger;

WHEREAS, the Company Board has unanimously (a) adopted this Agreement and declared advisable the transactions contemplated by this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the holders of Shares (other than Excluded Shares), (c) directed that this Agreement be submitted to the holders of Shares for their approval and (d) resolved, subject to the terms and conditions of this Agreement, to recommend that the holders of Shares approve this Agreement;

WHEREAS, the Parent Board has unanimously (a) approved this Agreement and declared advisable the transactions contemplated by this Agreement and (b) determined that this Agreement and the transactions contemplated by this Agreement are fair to and in the best interests of Parent;

WHEREAS, the board of directors of Merger Sub has unanimously (a) adopted this Agreement and declared advisable the transactions contemplated by this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and Parent (as Merger Sub’s sole shareholder), and (c) resolved to recommend that Parent (as Merger Sub’s sole shareholder) approve this Agreement; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

Definitions; Interpretation and Construction

1.1. Definitions. For the purposes of this Agreement, except as otherwise specifically provided herein, the following terms have the meanings set forth in this Section 1.1:

“2027 Debentures” means the $29,773,000 aggregate principal amount of the Company’s 6.75% debentures due 2027.

“2027 Notes” means the $425,000,000 aggregate principal amount of the Company’s 4.375% senior unsecured notes due 2027.

“2024 Debentures” means the $13,225,000 aggregate principal amount of the Company’s 7.00% debentures due 2024.

“2027 Notes Indenture” means the Indenture dated as of September 19, 2019, between the Company, as issuer, and Citibank, N.A., as trustee, related to the 2027 Notes (as supplemented by the supplemental indenture dated as of October 16, 2019, and as amended, modified or supplemented through the date of this Agreement or in accordance with the terms hereof).

“Acquisition Proposal” means any bona fide proposal or offer made by any Person or Group (other than a proposal or offer by Parent or any of its Subsidiaries) (a) providing for a merger, consolidation, dissolution, liquidation, recapitalization, reorganization, share exchange, scheme of arrangement, business combination, acquisition (including by means of a primary issuance, tender offer, exchange offer or similar transaction) or any other similar transaction (or series of related transactions) involving the Company or any of its Subsidiaries pursuant to which any person or group of related persons would beneficially own or control, directly or indirectly, capital stock or other equity interests representing twenty-five percent (25%) or more (on a non-diluted basis) of Company Common Stock, or (b) the acquisition (or series of related acquisitions) by any Person or Group of a business or assets (including any capital stock or securities) that constitute(s) twenty-five percent (25%) or more of the consolidated net revenues, net income or total assets of the Company and its Subsidiaries (taken as a whole); in each case other than any proposal, offer or indication of interest made by or on behalf of Parent or any of its Affiliates or any Group of which Parent or any of its Affiliates are members or any acquisition by Parent or any of its Affiliates or any Group of which Parent or any of its Affiliates are members.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person as of the time of determination (for purposes of this definition, the term “control” and the correlative meanings of the terms “controlled by” and “under common control with,” as used with respect to any Person, mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” means, other than a Permitted Confidentiality Agreement, any agreement, letter of intent, memorandum of understanding, agreement in principle, or any other similar agreement providing for any Acquisition Proposal.

“Alternative Financing” has the meaning set forth in Section 7.16(b).

“Antitrust Law” means all U.S. and non-U.S. antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the Sherman Antitrust Act of 1890, the Clayton Act of 1914 and the HSR Act.

“Applicable Date” means September 30, 2018.

“Articles of Merger” means an article of merger relating to the Merger.

“Audit Committee” means the audit committee of the Company Board.

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“BofA Securities” has the meaning set forth in Section 5.3(b).

“Book-Entry Share” means each book-entry account formerly representing any non-certificated Eligible Shares.

“Burdensome Condition” has the meaning set forth in Section 7.6(d)(i).

“Business Day” means any day ending at 11:59 p.m. (New York City time) other than a Saturday or Sunday or a day on which (a) banks in New York, New York are required or authorized by Law to close, or (b) solely for purposes of determining the Closing Date, the Office of the Secretary of State of the State of Indiana is required or authorized by Law to close.

“Bylaws” has the meaning set forth in Section 3.2.

“Capitalization Date” means 5:00 p.m. (New York City time) on August 26, 2021.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136) and all rules, regulations and guidance issued by any Governmental Entity with respect thereto, in each case as in effect from time to time.

“Certificate” means each certificate formerly representing any Eligible Shares.

“Change of Recommendation” means any of the actions set forth in clauses (A) through (G) of Section 7.2(d)(i).

“Charter” has the meaning set forth in Section 3.1.

“Chosen Courts” means the Court of Chancery of the State of Delaware, or if such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the applicable Proceeding is vested exclusively in the U.S. federal courts, such Proceeding or subpoenas shall be heard in the U.S. District Court for the Southern District of New York.

“Clean Team Agreement” means the clean team agreement, entered into between the Company and Parent, dated as of August 30, 2021 (as it may be amended or modified from time to time).

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” means such date on which the Closing actually occurs.

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” means the Hill-Rom Holdings, Inc. 401(k) Plan.

“Company Approvals” has the meaning set forth in Section 5.4(a).

“Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any obligation or liability is borne by, the Company or any of its Subsidiaries, including ERISA Plans, employment, consulting, retirement, severance, termination or “change in control” agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Company Board” means the board of directors of the Company.

“Company Common Stock” means the shares of common stock of the Company, no par value.

“Company Credit Agreements” means the Company Revolving and Term Loan Credit Agreement and the Company Securitization Credit Agreements.

“Company Disclosure Schedule” has the meaning set forth in Article V.

“Company Employee” means any current employee (whether full- or part-time and including any officer) or director of the Company or any of its Subsidiaries.

“Company Equity Awards” means, collectively, the Company Options, Company RSU Awards and Company PRSU Awards.

“Company Equity Payments” has the meaning set forth in Section 4.3(d).

“Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Company IT Assets” means the IT Assets owned or held for use by the Company or any of its Subsidiaries.

“Company Material Contract” has the meaning set forth in Section 5.11.

“Company Notes” means the 2027 Notes and the Debentures.

“Company Option” means any outstanding option to purchase Shares granted under the Stock Plans.

“Company Preferred Stock” means the shares of preferred stock of the Company, no par value.

“Company Products” has the meaning set forth in Section 5.5(e)(i).

“Company PRSU Award” means any outstanding award of performance-based restricted stock units granted under the Stock Plans.

“Company Recommendation” has the meaning set forth in Section 5.3(b).

“Company Reports” means the reports, forms, proxy statements, prospectuses, registration statements and other statements, certifications and documents required to be or otherwise filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act by the Company, including exhibits thereto and all other information incorporated by reference and any amendments and supplements thereto.

“Company Revolving and Term Loan Credit Agreement” means the Credit Agreement dated as of August 30, 2019, among the Company, as lead borrower, Welch Allyn, Inc., as co-borrower, the other borrowers from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto from time to time, as amended, modified or supplemented through the date of this Agreement or in accordance with the terms hereof.

“Company RSU Award” means any outstanding award of restricted stock units granted under the Stock Plans.

“Company Securitization Credit Agreements” means each of (i) that certain Loan and Security Agreement dated as of May 5, 2017, by and among Hill-Rom Company, Inc., Hill-Rom Finance Company LLC and MUFG Bank, Ltd. (f/k/a The Bank of Tokyo-Mitsubishi UFJ, Ltd.), (as amended pursuant to that certain Amendment No. 1 dated as of May 4, 2018, that certain Amendment No. 2 dated as of May 30, 2018, that certain Amendment No. 3 dated as of May 3, 2019, that certain Amendment No. 4 dated as of April 27, 2020 and that certain Amendment

No. 5 dated as of April 23, 2021 and as further amended, restated, supplemented or otherwise modified through the date of this Agreement or in accordance with the terms hereof) governing the Company’s 364-day accounts receivable securitization program and all documentation related thereto (the “Receivables Agreement”) and (ii) that certain Master Framework Agreement by and among MUFG Bank, Ltd., Hill-Rom Company, Inc., Hill-Rom Manufacturing, Inc. and the other parties thereto dated as of May 4, 2018 (as amended pursuant to that certain Amendment No. 1 dated as of May 3, 2019, that certain Amendment No. 2 dated as of April 27, 2020 and that certain Amendment No. 3 dated as of April 23, 2021 and as further amended, restated, supplemented or otherwise modified through the date of this Agreement or in accordance with the terms hereof) governing the Company’s 364-day accounts receivable securitization program and all documentation related thereto (the “Master Framework Agreement”).

“Company Severance Plan” has the meaning set forth in Section 7.11(b).

“Company Shareholders Meeting” means the meeting of shareholders of the Company to be held to consider the approval of this Agreement.

“Company Software” means proprietary Software, the copyright in which is owned by the Company or any of its Subsidiaries, or that was otherwise developed by or on behalf of the Company or any of its Subsidiaries.

“Company Termination Fee” means an amount equal to $367,000,000.

“Company Top Customer” has the meaning set forth in Section 5.12(a)(i).

“Company Top Supplier” has the meaning set forth in Section 5.12(b)(i).

“Confidentiality Agreement” means the confidentiality agreement, entered into between the Company and Parent, dated as of August 3, 2021 (as it may be amended or modified from time to time).

“Continuing Employees” means the employees of the Company and its Subsidiaries at the Effective Time who continue to remain employed with the Company or its Affiliates.

“Contract” means any legally binding contract, agreement, lease, license, note, mortgage, indenture or any other similar obligation.

“COVID-19” means SARS-CoV-2 or COVID-19, and any variants, evolutions, mutations or additional waves thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means (a) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, vaccination, sequester or any other applicable Law, Order or recommendations of a Governmental Entity, or any applicable directive or guidance from any applicable industry group, or (b) any commercially reasonable measures adopted by the Company or any of its Subsidiaries (i) for the protection of the health and safety of the Company’s employees, customers, vendors, service providers or any other persons who physically interact with Representatives of the Company or visit any location over which the Company exercises any control, (ii) to preserve the assets utilized in connection with the business of the Company and its Subsidiaries or (iii) otherwise substantially consistent with actions taken by Parent or any of its Subsidiaries or comparable companies in the industries and geographic regions in which affected businesses of the Company and its Subsidiaries operate, in each case in connection with or in response to COVID-19 or any other global or regional health event, including, but not limited to, the CARES Act.

“D&O Insurance” has the meaning set forth in Section 7.12(b).

“Data Protection Law” means all applicable Laws relating to the protection or processing (including the collection, use, storage, transmission, transfer (including cross-border transfers), disclosure or other processing) of Personal Information, data privacy, cybersecurity or the privacy of electronic communications in any relevant jurisdiction.

“Debenture Indenture” means the Indenture dated as of December 1, 1991, between the Company, as issuer and Harris Trust and Savings Bank, as trustee, related to the Debentures (as amended, modified or supplemented through the date of this Agreement or in accordance with the terms hereof) to the extent governing the Debentures.

“Debentures” means the 2027 Debentures and the 2024 Debentures.

“Debt Commitment Letter” has the meaning set forth in Section 6.6(a).

“Debt Financing” has the meaning set forth in Section 6.6(a).

“Debt Offer” has the meaning set forth in Section 7.14(c).

“Debt Payoff Letters” has the meaning set forth in Section 7.14(a).

“Definitive Agreements” has the meaning set forth in Section 7.16(a).

“DTC” means The Depository Trust Company.

“Effective Time” has the meaning set forth in Section 2.2.

“Eligible Shares” means, other than any Excluded Shares, each Share issued and outstanding immediately prior to the Effective Time.

“Encumbrance” means any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, title defect, prior assignment or any other charge or encumbrance of any kind or nature whatsoever, whether contingent or absolute.

“Environmental Law” means any Law relating to: (a) the protection of the environment; (b) the presence, handling, labeling, recycling, generation, use, storage, treatment, transportation, disposal, release or threatened release of, or exposure to, any Hazardous Substance; or (c) any noise, odor, indoor air, wetlands, pollution, contamination or any injury or threat of injury to Persons or property relating to any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” means “employee benefit plans” within the meaning of Section 3(3) of ERISA.

“ESPP” has the meaning set forth in Section 4.3(e).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Fund” has the meaning set forth in Section 4.2(a)(i).

“Excluded Information” has the meaning set forth in the definition of “Financing Information.”

“Excluded Shares” means, collectively, the Shares owned by Parent, Merger Sub, any other Wholly Owned Subsidiary of Parent, the Company or any Wholly Owned Subsidiary of the Company, and in each case not held on behalf of third parties.

“Export and Sanctions Regulations” means all applicable sanctions and export control and similar Laws in jurisdictions in which the Company or any of its Subsidiaries do business, have done business or are otherwise subject to, including the U.S. International Traffic in Arms Regulations, the Export Administration Regulations, and U.S. sanctions Laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“FDA” means the U.S. Food and Drug Administration, or any successor agency or authority thereto.

“FDCA” means the U.S. Food, Drug and Cosmetic Act of 1938.

“Fee Letters” has the meaning set forth in Section 6.6(a).

“Final Offering Period” has the meaning set forth in Section 4.3(e).

“Financing Amounts” has the meaning set forth in Section 6.6(d).

“Financing Entities” has the meaning set forth in the definition of “Financing Parties.”

“Financing Information” means: (a) audited consolidated balance sheets of the Company and its Subsidiaries and the related audited consolidated statements of income, cash flows and shareholders’ equity of the Company and its Subsidiaries for the three (3) most recent fiscal years ended at least sixty (60) days prior to the Closing Date (which Parent hereby acknowledges receiving for the fiscal years ended September 30, 2018, September 30, 2019 and September 30, 2020) and the unqualified audit report of the Company’s independent auditors related thereto (which Parent hereby acknowledges receiving for the three (3) fiscal years ended

September 30, 2020), (b) an unaudited consolidated balance sheet and related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity of the Company and its Subsidiaries for any subsequent fiscal quarter (other than, in each case, the fourth quarter of any fiscal year) ended at least forty (40) days prior to the Closing Date and for the comparable period of the prior fiscal year, reviewed by the Company’s independent auditor, in the case of each of clauses (a) and (b), prepared in accordance with GAAP and in compliance with Regulation S-X, (c) other information as otherwise reasonably necessary in order to assist in receiving customary “comfort” (including as to “negative assurance” and change period comfort) from the Company’s independent accountants and (d) all other historical financial information regarding the Company required by Parent to permit Parent to prepare pro forma financial statements required by paragraph 5 of Exhibit B of the Debt Commitment Letter (in the case of each of (c) and (d), subject to the limitations set forth in the definition of Excluded Information); provided, that notwithstanding anything to the contrary in this definition or otherwise, nothing herein shall require the Company or its Affiliates to provide (or be deemed to require the Company or its Affiliates to prepare) any (i) description of all or any portion of the Debt Financing, including any “description of notes,” “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in the preparation of a prospectus for registered offerings or an offering memorandum for private placements of non-convertible bonds pursuant to Rule 144A, as the case may be, (ii) risk factors relating to, or any description of, all or any component of the financing contemplated thereby, (iii) any compensation discussion and analysis or other information required by Item 10, Item 402 and Item 601 of Regulation S-K of the Securities Act; or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (iv) consolidating financial statements, separate Subsidiary financial statements, related party disclosures, or any segment information, in each case which are prepared on a basis not consistent with the Company’s reporting practices for the periods presented pursuant to clauses (a) and (b) above, (v) financial statements or other financial data (including selected financial data) for any period earlier than the year ended September 30, 2018, (vi) financial information that the Company or its Affiliates does not maintain in the ordinary course of business or (vii) information not reasonably available to the Company or its Affiliates under their respective current reporting systems, in the case of clauses (vi) and (vii), unless any such information would be required in order for the Financing Information provided to Parent by the Company in accordance with this definition to not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in such Financing Information, in the light of the circumstances under which they were made, not misleading. In addition, for the avoidance of doubt, “Financing Information” shall not include (x) pro forma financial information or (y) projections. For purposes of this Agreement, the information described in clauses (i)–(vii) of this definition, and in clauses (x) and (y) of the penultimate sentence of this paragraph, is collectively referred to as the “Excluded Information.”

“Financing Parties” means each debt provider (including each agent and arranger) that commits to provide Debt Financing to Parent or any of its Subsidiaries (the “Financing Entities”) pursuant to the Debt Commitment Letter, as may be amended, supplemented or replaced, and their respective Representatives and other Affiliates; provided, that neither Parent nor any Affiliate thereof shall be a Financing Party.

“GAAP” means United States generally accepted accounting principles.

“Goldman Sachs” has the meaning set forth in Section 5.3(b).

“Governmental Entity” means any U.S. or non-U.S. (including supranational) governmental, quasi-governmental, regulatory or self-regulatory authority, enforcement authority, agency, commission, body or other entity or any subdivision or instrumentality thereof, including any stock exchange or other self-regulatory organization, court, tribunal or arbitrator or any subdivision or instrumentality thereof, in each case of competent jurisdiction.

“Group” has the meaning set forth in Rule 13d-5 under the Exchange Act.

“Hazardous Substance” means any substance regulated under any Environmental Law, including any that are listed, designated or classified as “hazardous,” “radioactive,” “toxic,” a “pollutant” or a “contaminant” pursuant to any applicable Environmental Law.

“Healthcare Laws” has the meaning set forth in Section 5.5(e)(ii).

“Healthcare Submissions” has the meaning set forth in Section 5.5(e)(iv).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and the rules and regulations promulgated thereunder.

“IBCL” means Indiana Business Corporation Law.

“Indebtedness” means, with respect to any Person, without duplication, all obligations of such Person (a) for borrowed money, (b) as evidenced by bonds, debentures, notes or similar instruments, (c) for capitalized leases (as determined in accordance with GAAP) with respect to which such Person is the lessee or to pay the deferred and unpaid purchase price of property, equipment or services (including obligations related to earn-out arrangements) (excluding accounts payable incurred in the ordinary course of business), (d) pursuant to securitization or factoring programs or arrangements, for net cash payment obligations of such Person under swaps, options, forward sales contracts, derivatives and other hedging Contracts, financial instruments or arrangements that will be payable upon termination thereof (assuming termination on the date of determination), (e) for letters of credit, bank guarantees, performance bonds and other similar Contracts or arrangements entered into by or on behalf of such Person, to the extent drawn, or (f) pursuant to guarantees and arrangements having the economic effect of a guarantee of any obligation or undertaking of any other Person contemplated by the foregoing clauses (a) through (e) of this definition, in each case including all interest, premiums, prepayment fees, penalties, commitment or other fees, reimbursements, expenses and other payments due with respect thereto; provided that Indebtedness shall not include any obligations owing by the Company or any Wholly Owned Subsidiary thereof to the Company or any Wholly Owned Subsidiary thereof.

“Indemnified Parties” means, collectively, each present and former (determined as of the Effective Time for purposes of Section 7.12) director, officer or employee of the Company or any of its Subsidiaries, and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of the Company or any of its Subsidiaries.

“Indentures” means the 2027 Notes Indenture and the Debenture Indenture.

“Insurance Policies” means any fire and casualty, general liability, business interruption, product liability, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies.

“Intellectual Property Rights” means all rights anywhere in the world, in or to: (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, including all renewals of the same, and all goodwill associated therewith or symbolized thereby; (b) Patents; (c) Trade Secrets; (d) copyrights and any equivalent rights in published and unpublished works of authorship (including all rights as a work of authorship in Software, website and mobile content, data, databases and other compilations of information) and any other related rights of authors, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (e) Internet domain names and URLs; and (f) any other similar or equivalent intellectual property, industrial and proprietary rights.

“Interim Covenant Exceptions” has the meaning set forth in Section 7.1(a).

“Intervening Event” means any event, change, development, circumstance, fact, condition, occurrence or effect that materially affects the business, financial condition, assets, liabilities or operations of the Company and its Subsidiaries (taken as a whole), and that is not actually known by the Company Board as of or prior to the date of this Agreement (or if actually known, the material consequences of which were not known by the Company Board at such time); provided that in no event shall the following events, changes, developments, circumstances, facts, conditions, occurrences or effects constitute or be taken into account in determining whether or not an Intervening Event has occurred: (a) the receipt, existence or terms of an Acquisition Proposal; (b) results that were proximately caused by a material breach of this Agreement by the Company; (c) the Company meeting or exceeding any internal or analysts’ expectations or projections, in and of itself; or (d) changes, after the date of this Agreement, in the market price or trading volumes of the Shares, in and of themselves.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means technology devices, computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all data stored therein or processed thereby, and all associated documentation.

“Knowledge” or any similar phrase means (a) with respect to the Company, the actual knowledge of the individuals set forth in Section 1.1(a) of the Company Disclosure Schedule, in case after reasonable inquiry and (b) with respect to Parent and/or Merger Sub, the actual knowledge of the individuals set forth in Section 1.1(a) of the Parent Disclosure Schedule in case after reasonable inquiry.

“Law” means any law, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated or otherwise put into effect by or under the authority of any Governmental Entity.

“Leased Real Property” means all leasehold or subleasehold estates, and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Licenses” means all licenses, permits, certifications, approvals, clearances, registrations, consents, authorizations, franchises, variances and exemptions issued or granted by a Governmental Entity.

“Malicious Code” means any malicious program, routine, device or other undisclosed feature, including a so-called time bomb, virus, software lock, drop dead device, malicious logic, worm, Trojan horse, or trap or back door, which is designed to delete, disable, deactivate, interfere with, provide unauthorized access to, produce unauthorized modifications to or otherwise harm any Software, program, data, device, system, service or IT Asset.

“Material Adverse Effect” means any event, change, development, circumstance, fact or effect that, individually or in the aggregate, is materially adverse to the financial condition, business or operations of the Company and its Subsidiaries (taken as a whole); provided, however, that no event, change, development, circumstance, fact or effect resulting from any of the following shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(i) any changes in general United States or global economic or political conditions;

(ii) changes in the credit, capital, securities or financial markets, commodity prices, inflation or United States or global regulatory or business conditions;

(iii) changes or developments in the industries in which the Company or any of its Subsidiaries operate or the industries to which the Company and its Subsidiaries sell their products or services;

(iv) (A) changes, proposed changes, pending changes or changes in interpretation or enforcement of GAAP or in any Law (including any Healthcare Law) or rules or regulations promulgated by any Governmental Entity (including any contractor engaged by a Governmental Entity) or (B) COVID-19 Measures;

(v) any failure by the Company to meet any internal, public or other projections or forecasts or estimates of revenues or earnings for any period; provided that the underlying cause of such failure may (to the extent not otherwise excluded under this definition) be taken into account in determining whether there is, has been or would reasonably be expected to be a Material Adverse Effect;

(vi) acts of war (whether or not declared), any outbreak or escalation of hostilities, geopolitical conditions, tariffs, sanctions, trade wars political unrest, civil disobedience, protests, public demonstrations, acts of armed hostility, sabotage, terrorism, cyberterrorism, cyberattack (to the extent not specifically targeting the Company), military, paramilitary or police actions, or national or international calamity, or the escalation or worsening of any of the foregoing or any response by any Governmental Entity to any of the foregoing;

(vii) (A) any epidemic, pandemic, outbreak of illness or other public health event (including COVID-19) or the escalation or worsening of any of the foregoing or quarantine restriction or (B) any weather event, flood, volcanic eruption, earthquake, nuclear incident or other natural or man-made disaster or other force majeure event or occurrence or the escalation or worsening of any of the foregoing;

(viii) the taking of any action required by this Agreement (except for the Company’s obligations set forth in Section 7.1(a)) or the failure to take any action prohibited by, this Agreement;

(ix) any decline in the market price or trading volume of the Shares on the NYSE; provided that the underlying cause of such decline (to the extent not otherwise excluded under this definition) may be taken into account in determining whether there is, has been or would reasonably be expected to be a Material Adverse Effect;

(x) changes caused by the negotiation, execution, announcement, or (except for the Company’s obligations set forth in Section 7.1(a)) performance of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including any loss or change in relationship with any employee, officer, director, customer, supplier, vendor, reseller, distributor, or other business partner of the Company or any of its Subsidiaries (it being understood that this clause shall not apply with respect to any representation or warranty set forth in Section 5.4(a);

(xi) the commencement or pendency of any litigation alleging breach of fiduciary duty or similar claim or violation of law relating to this Agreement or the transactions contemplated thereby; or

(xii) the identity of, or any other facts specific to, Parent or any of its Affiliates as the acquiror of the Company;

provided further that, with respect to clauses (i), (ii), (iii), (iv)(A), (vi) and (vii)(B), such events, changes, developments, circumstances, facts or effects (as the case may be) that are not otherwise excluded from the definition hereof may be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent (and, for the avoidance of doubt, only to the extent) that they disproportionately adversely affect the Company and its Subsidiaries (taken as a whole) relative to other similarly situated and comparable companies in the industries and in the geographic markets in which the Company and its Subsidiaries conduct their businesses.

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plans” means “multiemployer plans” as defined by Section 3(37) of ERISA.

“Non-U.S. Company Benefit Plan” means each Company Benefit Plan that is not a U.S. Company Benefit Plan.

“NYSE” means the New York Stock Exchange.

“Offer Documents” has the meaning set forth in Section 7.14(d).

“Open Source License” means any license or other right to use Software that (a) requires making available source code, (b) prohibits or limits the ability to charge fees or other consideration, (c) grants any license or other right to any Person to decompile or otherwise reverse-engineer such Software or (d) requires the licensing of any such Software for the purpose of making derivative works, including the GNU General Public License, GNU Lesser General Public License, Apache License, Mozilla Public License, BSD License, MIT License, Common Public License, the Artistic License, the Eclipse Public License, the Netscape Public License, the Open Software License, the Sleepycat License, the Common Development and Distribution License, and any variant or derivative of any of the foregoing licenses, or any other license approved as an open source license by the Open Source Initiative (www.opensource.org).

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), stipulation, ruling, judicial decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its certificate of incorporation and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) with respect to any Person that is a trust, its declaration of trust, or comparable documents, and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Other Anti-Bribery Laws” means, other than the FCPA, all applicable anti-bribery, anti-corruption, anti-money-laundering and similar Laws in each jurisdiction in which the Company and its Subsidiaries operate or to which the Company, any of its Subsidiaries or any of their respective Representatives, acting on behalf of the Company, is otherwise subject.

“Outside Date” has the meaning set forth in Section 9.2(a).

“Owned IPR” means all Intellectual Property Rights that are owned by or purported to be owned by the Company or any of its Subsidiaries.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries.

“Parent” has the meaning set forth in the Preamble.

“Parent 401(k) Plans” has the meaning set forth in Section 7.11(d).

“Parent Approvals” has the meaning set forth in Section 6.4(a).

“Parent Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any obligation or liability is borne by, Parent or any of its Subsidiaries, including ERISA Plans, employment, consulting, retirement, severance, termination or “change in control” agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Parent Board” means the board of directors of Parent.

“Parent Common Stock” means common stock of Parent, par value $1.00 per share.

“Parent Disclosure Schedule” has the meaning set forth in Article VI.

“Parent RSU Award” means a restricted stock unit award granted by Parent that relates to Parent Common Stock.

“Parent Share Price” means the average closing price, rounded down to the nearest cent, per share of Parent Common Stock on the NYSE for the consecutive period of ten (10) trading days immediately preceding (but not including) the last trading day prior to the Closing Date.

“Parent Termination Fee” means an amount equal to $420,000,000.

“Parties” and “Party” have the meanings set forth in the Preamble.

“Patents” means, collectively, patents, patent applications, statutory invention registrations, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations.

“Paying Agent” means the U.S. bank or trust company appointed by Parent prior to the Effective Time to act as paying agent hereunder, which such U.S. bank or trust company shall be reasonably acceptable to the Company.

“Paying Agent Agreement” means the Contract pursuant to which Parent shall appoint the Paying Agent, which shall be in form and substance reasonably acceptable to the Company.

“Payoff Debt” has the meaning set forth in Section 7.14(a).

“Payor” has the meaning set forth in Section 9.5(e).

“PBGC” has the meaning set forth in Section 5.13(f).

“Per Share Merger Consideration” means $156.00 per Share in cash, without interest.

“Permitted Confidentiality Agreement” has the meaning set forth in Section 7.2(b)(ii).

“Permitted Encumbrances” means: (a) any Encumbrances set forth in Section 1.1(b) of the Company Disclosure Schedule; (b) Encumbrances for current Taxes or other governmental charges not yet due and payable or that are being contested in good faith; (c) statutory Encumbrances and mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the ordinary course of business; (d) statutory or common law Encumbrances to secure landlords, lessors or renters under leases or rental agreements; (e) Encumbrances that have been placed by any developer, landlord or other third party on property owned by third parties over which the Company or any of its Subsidiaries has easement rights and subordination or similar agreements relating thereto; (f) any easements, covenants, rights-of-way, restrictions of record and other similar charges not materially interfering with the ordinary conduct of the Company’s business; (g) Encumbrances in connection with zoning, entitlement or other land use or environmental regulation by any Governmental Entity; (h) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (i) Encumbrances disclosed on and reflected in the Company Reports; (j) Encumbrances incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security; (k) other Encumbrances that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use, operation or value of the properties or assets to which they relate; (l) restrictions or exclusions that would be shown by a current title report or other similar report; (m) restrictions on transfer solely arising under or relating to applicable securities Laws; (n) non-exclusive licenses granted with respect to Intellectual Property Rights; (o) Encumbrances not created by the Company or any of its Subsidiaries that affect the underlying fee interest of any real property; and (p) with respect to the Company and its Subsidiaries, Encumbrances arising under or relating to this Agreement or arising under any of the Organizational Documents of the Company or any of its Subsidiaries, respectively.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, trust, association, organization, Governmental Entity or other entity.

“Personal Information” means any information that (a) alone or in combination with other information held by the Company or any of its Subsidiaries can reasonably be used to identify an individual person, or (b) is otherwise defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” “personal information” or a similar term under (and protected under) Data Protection Laws.

“Post-Signing Company RSU Award” has the meaning set forth in Section 4.3(b)(ii).

“Privacy and Security Requirements” has the meaning set forth in Section 5.18(p).

“Proceeding” means any action, cause of action, claim, litigation, suit, investigation by a Governmental Entity, arbitration or other similar proceeding, civil, criminal, regulatory, administrative or otherwise.

“Proxy Statement” has the meaning set forth in Section 7.5(a).

“Qualifying Transaction” has the meaning set forth in Section 9.5(c)(i)(A).

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Recall” has the meaning set forth in Section 5.5(e)(viii).

“Recipient” has the meaning set forth in Section 9.5(e).

“Registered” means registered with, issued by, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Regulatory Agency” has the meaning set forth in Section 5.5(e)(i).

“Regulatory Approvals” has the meaning set forth in Section 8.1(b).

“Regulatory Permits” has the meaning set forth in Section 5.5(e)(i).

“Representative” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, investment banker, financial advisor, legal counsel, attorney-in-fact, accountant or other advisor, agent or other representative of such Person, in each case acting in their capacity as such.

“Requisite Company Vote” means the approval of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a shareholders’ meeting duly called and held for such purpose.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Share” means any share of the Company Common Stock.

“Software” means any programs, applications, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, and application programming interfaces, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating to any of the foregoing.

“Stock Plans” means the Amended and Restated Hill-Rom Holdings, Inc. Stock Incentive Plan and the 2021 Hill-Rom Holdings, Inc. Stock Incentive Plan.

“Subsidiary” means, with respect to any Person, any other Person of which (a) at least a majority of the securities or ownership interests of such other Person having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such first Person and/or by one or more of its Subsidiaries or (b) such Person or any Subsidiary of such Person is a general partner or managing member (excluding partnerships or other entities in which such Person or any Subsidiary of such Person does not have a majority of the voting interests in such partnership or other entity).

“Superior Proposal” means a written Acquisition Proposal, made after the date of this Agreement by any Person, that did not result from a non de minimis breach of Section 7.2, on terms that the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisors, are more favorable to the Company’s shareholders than the transactions contemplated by this Agreement; taking into account the financial, legal, regulatory, conditionality (including whether such proposal is reasonably likely to be consummated if accepted) and other aspects of such proposal; provided that solely for purposes of defining a “Superior Proposal” all references in the definition of “Acquisition Proposal” to “twenty-five percent (25%)” shall be deemed to be a reference to “fifty percent (50%).”

“Surviving Corporation” has the meaning set forth in Section 2.3.

“Tail Period” means the six (6) years from and after the Effective Time.

“Takeover Notice Period” has the meaning set forth in Section 7.2(d)(ii).

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns and other documents and attachments thereto) relating to Taxes, including any amendment or supplements thereof, required to be filed or supplied to any Taxing Authority.

“Taxes” means all income, profits, franchise, transfer, net income, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value-added, ad valorem, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, in each case imposed by any Taxing Authority.

“Taxing Authority” means any Governmental Entity having competent jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Termination Payment” has the meaning set forth in Section 9.5(e).

“Third-Party Consents” has the meaning set forth in Section 7.8.

“Trade Secrets” means, collectively, confidential or proprietary trade secrets, inventions, discoveries, ideas, improvements, information, know-how, data and databases, including processes, schematics, business methods, formulae, drawings, specifications, prototypes, models, designs, customer lists and supplier lists, in each case, that derive independent economic value, whether actual or potential, from not being known to other Persons.

“Transaction Litigation” has the meaning set forth in Section 7.19.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value-added, registration and other similar such Taxes and all conveyance fees, recording fees and other similar charges.

“U.S. Company Benefit Plan” means each Company Benefit Plan that is maintained primarily for the benefit of Company Employees in the United States.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such first Person.

“Willful Breach” means an action taken or failure to act that the breaching Party intentionally takes (or intentionally fails to take) and actually knows (or would reasonably have been expected to have known) would, or would reasonably be expected to, cause a material breach of a covenant or agreement set forth in this Agreement.

1.2. Other Terms. Each of the capitalized terms used in this Agreement, and not defined in Section 1.1, has the meaning specified elsewhere in this Agreement.

1.3. Interpretation and Construction.

(a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to affect or form part of any of the provisions of this Agreement.

(b) Unless otherwise specified in this Agreement, all Preamble, Recital, Article, Section, clause, Schedule, Annex and Exhibit references used in this Agreement are to the preamble, recitals, articles, sections, clauses, schedules, annexes and exhibits to this Agreement.

(c) Unless otherwise specified in this Agreement or the context otherwise requires, for purposes of this Agreement: (i) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb); (ii) the terms defined in the singular shall have a comparable meaning when used in the plural and vice versa; (iii) words importing one gender shall include all other genders and vice versa; (iv) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms shall refer to this Agreement as a whole and not any particular provision of this Agreement; (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; (vii) the term “or” is not exclusive; (viii) all accounting terms not expressly defined in this Agreement shall have the meanings given to them under GAAP; and (ix) references to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions.

(d) Unless otherwise specified in this Agreement, the term “dollars” and the symbol “$” mean U.S. Dollars for purposes of this Agreement and all amounts in this Agreement shall be paid in U.S. Dollars, and if any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than U.S. Dollars, to the extent applicable, the U.S. Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to U.S. Dollars at the foreign exchange rates published in The Wall Street Journal or, if not reported thereby, another authoritative source reasonably determined by Parent in good faith in effect at the time such amount, cost, fee or expense is incurred, and if the resulting conversion yields a number that extends beyond two (2) decimal points, rounded to the nearest penny.

(e) Unless otherwise specified in this Agreement or the context otherwise requires, if this Agreement refers to information or documents having been “made available” (or words of similar import) by or on behalf of one or more Parties to another Party or Parties, such obligation shall be deemed satisfied if (i) such one or more Parties or Representatives thereof made such information or document available in any virtual data rooms established by or on behalf of the Company or otherwise to such other Party or Parties or its or their Representatives (including by electronic mail), in each case in connection with the transactions contemplated by this Agreement prior to the execution and delivery of this Agreement, or (ii) such information or document is publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC prior to the date of this Agreement.

(f) Unless otherwise specified in this Agreement, when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to days shall refer to calendar days unless Business Days are specified.

(g) Unless otherwise specified in this Agreement or the context otherwise requires, all references to any (i) statute in this Agreement include the rules and regulations promulgated thereunder, and (ii) Law in this Agreement shall be a reference to such Law as amended, re-enacted, consolidated or replaced as of the applicable date or during the applicable period of time.

(h) Unless otherwise specified in this Agreement, all references in this Agreement to (i) any Contract, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein by reference, and (ii) this Agreement means this Agreement (taking into account the provisions of Section 10.10) as amended, supplemented or otherwise modified from time to time in accordance with Section 10.5.

(i) The Company Disclosure Schedule or the Parent Disclosure Schedule may include items and information the disclosure of which is not required either in response to an express disclosure requirement of this Agreement or as an exception to one or more representations or warranties or covenants set forth in this Agreement. Inclusion of any such items or information in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, it has had or would reasonably be expected to result in a Material Adverse Effect.

(j) The Parties have jointly negotiated and drafted this Agreement and, if an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

Closing; Effective Time; The Merger

2.1. Closing. The Closing shall take place via the exchange of electronic documents and executed signature pages and the electronic transfer of funds, on the second (2nd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other date, time and/or place (or by means of remote communication) as the Company and Parent may agree in writing.

2.2. Effective Time. On the Closing Date, the Parties shall cause the Articles of Merger to be duly executed and filed with the Secretary of State of the State of Indiana, in such form as required by, and executed in accordance with, IBCL 23-1-40-5 and the Parties shall deliver and tender, or cause to be delivered or tendered, as applicable, any Taxes and fees and make all other filings or recordings required under the IBCL in connection with such filing of the Articles of Merger and the Merger. The Merger shall become effective at the date and time as the Articles of Merger are filed with the Secretary of State of the State of Indiana pursuant to this Section 2.2 or at such later date and/or time as Parent and the Company shall agree and specify in the Articles of Merger (such time and date, as applicable, the “Effective Time”).

2.3. The Merger. Subject to the terms and conditions of this Agreement and pursuant to the applicable provisions of the IBCL, (a) at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”) and, from and after the Effective Time, shall be a Wholly Owned Subsidiary of Parent and the separate corporate existence of the Company shall continue unaffected by the Merger, and (c) the Merger shall have such other applicable effects as set forth in this Agreement and in the applicable provisions of the IBCL.

ARTICLE III

Articles of Incorporation and Bylaws; Directors and Officers of the Surviving Corporation

3.1. Articles of Incorporation of the Surviving Corporation. The articles of incorporation of the Company in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation (the “Charter”), until thereafter duly amended, restated or amended and restated as provided therein and/or by applicable Law.

3.2. Bylaws of the Surviving Corporation. The bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended, restated or amended and restated as provided therein, by the Charter and/or by applicable Law.

3.3. Directors of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the Charter, the Bylaws and/or applicable Law.

3.4. Officers of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, each to hold office until his, her or their successor has been duly elected or appointed and qualified or until his, her or their earlier death, resignation or removal pursuant to the Charter, the Bylaws and/or applicable Law.

ARTICLE IV

Effect of the Merger on Capital Stock; Delivery of Merger Consideration

4.1. Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any capital stock of the Company or on the part of the sole shareholder of Merger Sub:

(a) Merger Consideration. Each Eligible Share shall be converted into the right to receive the Per Share Merger Consideration, and shall cease to be outstanding, shall be automatically cancelled and shall cease to exist, and each Certificate, and each Book-Entry Share shall thereafter only represent the right to receive the Per Share Merger Consideration in accordance with the terms of this Agreement.

(b) Treatment of Excluded Shares. Each Excluded Share shall cease to be outstanding, shall be automatically cancelled without payment of any consideration therefor and shall cease to exist.

(c) Merger Sub. Each share of common stock of Merger Sub, no par value per share, issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation, no par value, and shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately after the Effective Time.

4.2. Delivery of Merger Consideration.

(a) Deposit of Merger Consideration and Paying Agent.

(i) At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, an amount in cash in immediately available funds sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments of the aggregate Per Share Merger Consideration in respect of the Eligible Shares pursuant to Section 4.2(b) and in respect of the Company Equity Payments to be paid by the Paying Agent pursuant to Section 4.3(d), if applicable (such cash, the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to this Section 4.2(a).

(ii) Pursuant to the Paying Agent Agreement, among other things, the Paying Agent shall (A) act as the paying agent for the payment and delivery of the Per Share Merger Consideration pursuant to the terms and conditions of this Agreement and for the payment of the Company Equity Payments to be paid by the Paying Agent pursuant to Section 4.3(d), if applicable and (B) invest the Exchange Fund, if and as directed by Parent; provided, however, that any investment shall be in obligations of or guaranteed as to principal and interest by the U.S. government or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services, LLC, respectively, and, in any such case, no such instrument shall have a maturity exceeding three (3) months. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payment and delivery of the aggregate Per Share Merger Consideration as contemplated by Section 4.1 and the Company Equity Payments to be paid by the Paying Agent pursuant to Section 4.3(d), Parent shall promptly restore or cause the restoration of the cash in the Exchange Fund diminished through such investments or other events so as to ensure that the Exchange Fund, at all relevant times, is maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment (if any) in excess of the amounts payable pursuant to Section 4.2(b) and Section 4.3(d) shall be promptly returned to Parent or the Surviving Corporation, as determined by Parent in accordance with the terms and conditions of the Paying Agent Agreement.

(b) Procedures for Surrender.

(i) As promptly as practicable after the Effective Time (but in any event within five (5) days thereafter), Parent shall cause the Paying Agent to mail or otherwise provide each holder of record of Eligible Shares that are (A) Certificates or (B) Book-Entry Shares not held, directly or indirectly, through DTC notice advising such holders of the effectiveness of the Merger, which notice shall include (1) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or the surrender of such Book-Entry Shares to the Paying Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), as applicable (such materials to be in such form and have such other provisions as Parent and the Company may reasonably agree), and (2) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or such Book-Entry Shares to the Paying Agent in exchange for the Per Share Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to this Article IV.

(ii) With respect to Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent shall transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, the Per Share Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to this Article IV.

(iii) Upon surrender to the Paying Agent of Eligible Shares that (A) are represented by Certificates, by physical surrender of such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) together with the letter of transmittal, duly completed and executed, and such other documents as may be reasonably required by the Paying Agent in accordance with the terms of the materials and instructions provided by the Paying Agent, (B) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares, as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), in each case of the foregoing clauses (A) and (B) of this Section 4.2(b)(iii), pursuant to such materials and instructions as contemplated by Section 4.2(b)(i), and (C) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries pursuant to Section 4.2(b)(i), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver, out of the Exchange Fund, as promptly as practicable to such holders, an amount in cash in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the product obtained by multiplying (1) the number of Eligible Shares represented by such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or such Book-Entry Shares by (2) the Per Share Merger Consideration, and each Certificate or Book-Entry Share so surrendered shall forthwith be cancelled.

(iv) In the event of a transfer of ownership of any Eligible Shares represented by a Certificate that is not registered in the stock transfer books or ledger of the Company or if the consideration payable is to be paid in a name other than that in which the Certificate or Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, a check for any cash to be exchanged upon due surrender of any such Certificate or Certificates may be issued by the Paying Agent to such a transferee if the Certificate or Certificates is or are (as applicable) properly endorsed and otherwise in proper form for surrender and presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable Transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Paying Agent. Payment of the Per Share Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books or ledger of the Company.

(v) For the avoidance of doubt, no interest shall be paid or accrued for the benefit of any holder of Eligible Shares on any amount payable upon the surrender of any Eligible Shares.

(c) Transfers Books; No Further Ownership Rights in Shares. From and after the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no transfers on the stock transfer books or ledger of the Company of the Eligible Shares. If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled to receive as a result of the Merger pursuant to this Article IV.

(d) Termination of Exchange Fund.

(i) Any portion of the Exchange Fund (including any interest and other income resulting from any investments thereof (if any)) that remains unclaimed by the holders of Eligible Shares on the date that is twelve (12) months from and after the Closing Date shall be delivered to Parent or the Surviving Corporation, as determined by Parent. Any holder of Eligible Shares who has not theretofore complied with the procedures, materials and instructions contemplated by this Section 4.2 and any holder of Company Equity Awards who has not received the applicable Company Equity Payment to be paid by the Paying Agent pursuant to Section 4.3(d) shall thereafter look only to the Surviving Corporation for such payments (after giving effect to any required Tax withholdings as provided in Section 4.2(g), as applicable) in respect thereof.

(ii) Notwithstanding anything to the contrary set forth in this Article IV, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares or Company Equity Awards for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent and/or the Paying Agent pursuant to the Paying Agent Agreement or otherwise, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent and/or the Paying Agent pursuant to the Paying Agent Agreement or otherwise as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall, in exchange for such Certificate, pay an amount in cash (including by check and/or wire transfer) in U.S. dollars (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the product obtained by multiplying (i) the number of Eligible Shares represented by such lost, stolen or destroyed Certificate by (ii) the Per Share Merger Consideration.

(f) No Dissenters’ Rights. The Parties acknowledge and agree that the holders of Shares are not entitled to any dissenters’ rights under Chapter 44 of the IBCL.

(g) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent (and any of their respective Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable Tax Law. To the extent that amounts are so withheld and remitted to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

4.3. Treatment of Equity Awards.

(a) Company Options. At the Effective Time, (i) each Company Option shall, automatically and without any required action on the part of the holder thereof, become fully vested, and (ii) each Company Option award shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right of the holder of such Company Option award to receive, without interest, as promptly as practicable, and in any event within five (5) Business Days, after the Effective Time, an amount in cash equal to the product obtained by multiplying (i) the number of Shares subject to such Company Option award immediately prior to the Effective Time by (ii) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per Share of such Company Option award, less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Company Option which has an exercise price per Share that is greater than or equal to the Per Share Merger Consideration shall be cancelled at the Effective Time for no consideration, payment or right to consideration or payment.

(b) Company RSU Awards.

(i) At the Effective Time, (i) each Company RSU Award (other than a Post-Signing Company RSU Award), including each Company RSU Award granted to a non-employee director after the date of this Agreement, shall, automatically and without any required action on the part of the holder thereof, become fully vested, and (ii) each Company RSU Award (other than a Post-Signing Company RSU Award) shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right of the holder of such Company RSU Award to receive, without interest, as promptly as practicable, and in any event within five (5) Business Days, after the Effective Time an amount in cash equal to the product obtained by multiplying (A) the number of Shares subject to such Company RSU Award immediately prior to the Effective Time by (B) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment; provided that with respect to any Company RSU Awards that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, the payment required by this Section 4.3(b)(i) shall be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(ii) Post-Signing RSU Awards. At the Effective Time, each Company RSU Award that was granted on or after the date of this Agreement, excluding any such Company RSU Award that was granted to a non-employee director of the Company (each, a “Post-Signing Company RSU Award”) shall, automatically and without any required action on the part of the holder thereof, be converted into a Parent RSU Award with respect to the number (rounded up to the nearest whole number) of shares of Parent Common Stock determined by multiplying: (i) the number of Shares subject to such Post-Signing Company RSU Award immediately prior to the Effective Time by (ii) the quotient obtained by dividing (A) the Per Share Merger Consideration by (B) the Parent Share Price. Such converted award shall, except as set forth in this Section 4.3(b)(ii), continue on the same terms and conditions as were applicable under the corresponding Company RSU Award immediately prior to the Effective Time, including any provisions for acceleration of vesting.

(c) Company Performance-Based Restricted Share Units. At the Effective Time, (i) each Company PRSU Award shall, automatically and without any required action on the part of the holder thereof, become fully vested, and (ii) each Company PRSU Award shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into the right of the holder of such Company PRSU Award to receive, without interest, as promptly as practicable, and in any event within five (5) Business Days, after the Effective Time an amount in cash equal to the product obtained by multiplying (A) the number of Shares subject to such Company PRSU Award immediately prior to the Effective Time based on a payout percentage of one hundred and forty-six percent (146%) for Company PRSU Awards granted in the Company’s 2020 fiscal year and a payout percentage of one hundred and eighty seven and one-half percent (187.5%) for Company PRSU Awards granted in the Company’s 2021 fiscal year by (B) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment.

(d) Company Equity Payments. As promptly as practicable after the Effective Time (but no later than five (5) Business Days after the Closing Date), the Surviving Corporation shall, through the payroll system of the Surviving Corporation, pay or cause to be paid to the holders of the Company Equity Awards, the amounts contemplated by Section 4.3(a), Section 4.3(b) and Section 4.3(c), respectively (collectively, the “Company Equity Payments”); provided, however, that to the extent the holder of a Company Equity Award is not and was not at any time during the applicable vesting period a Company Employee, such amounts shall not be paid through the payroll system, but shall be paid by the Paying Agent pursuant to Section 4.2. Parent shall ensure that the Surviving Corporation shall have an amount in cash sufficient to pay all amounts required by the foregoing sentence, including any employer payroll Taxes thereon.

(e) Employee Stock Purchase Plan. As soon as reasonably practicable following the date of this Agreement and in any event prior to the Effective Time but contingent upon the occurrence of the Closing, the Company Board or a committee thereof, as applicable, shall adopt resolutions providing that (i) except for the offering period under the Company’s Employee Stock Purchase Plan (the “ESPP”) that is ongoing on the date hereof (the “Final Offering Period”), no offering period shall be authorized or commenced on or after the date of this Agreement, (ii) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase Shares in accordance with the ESPP as of the end of the Final Offering Period, (iii) the applicable purchase price for Shares shall not be decreased below the levels set forth in the ESPP as of the date of this Agreement and (iv) the ESPP shall terminate in its entirety at the Effective Time and no further rights shall be granted or exercised under the ESPP thereafter.

(f) Company Actions. At or prior to the Effective Time, the Company Board or a committee thereof, as applicable, shall adopt any resolutions necessary to effectuate the treatment of Section 4.3(a) through Section 4.3(c) and (ii) if requested by Parent prior to the Effective Time, cause the Stock Plans to terminate at the Effective Time. With respect to the converted Post-Signing Company RSU Awards, Parent shall use reasonable best efforts to maintain the effectiveness of a registration statement on Form S-8 (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the converted Post-Signing Company RSU Awards remain outstanding.

4.4. Adjustments to Prevent Dilution. Notwithstanding anything to the contrary set forth in this Agreement, if, from the execution and delivery of this Agreement to the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, the issued and outstanding Shares shall have been changed into a different number of Shares or securities or a different class by reason of any reclassification, stock split, stock dividend or distribution, recapitalization or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Per Share Merger Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 4.4 shall be construed to permit the Company or any other Person to take any action that is otherwise prohibited by the terms and conditions of this Agreement.

ARTICLE V

Representations and Warranties of the Company

Except as set forth in the Company Reports filed or furnished on or after September 30, 2017 and prior to the date of this Agreement, but excluding, in each case, any risk factors, forward-looking statements and other similar statements to the extent they are forward-looking statements or primarily cautionary in nature, but including any factual information contained in such statements, or in the corresponding sections of the disclosure schedule delivered to Parent by the Company prior to or concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) (it being agreed that for the purposes of the representations and warranties made by the Company in this Agreement, disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section to the extent the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

5.1. Organization, Good Standing and Qualification.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or prevent, materially impair or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement.

(b) Each of the Company and each of its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(c) The Company has made available to Parent correct and complete copies of the Company’s Organizational Documents, which are in full force and effect as of the date of this Agreement.

5.2. Capital Structure.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of capital stock, including 1,000,000 shares of Company Preferred Stock. As of the Capitalization Date: (i) 65,823,450 Shares were issued and outstanding, (ii) 22,634,184 Shares were issued and held by the Company in its treasury, (iii) no shares of Company Preferred Stock were issued and outstanding or held by the Company in its treasury, (iv) 4,000,000 Shares were reserved for issuance, (v) no shares of Company Preferred Stock were reserved for issuance, (vi) 773,568 Shares were subject to outstanding Company Options, (vii) 638,528 Shares were subject to outstanding Company RSU Awards, and (viii) 263,575 Shares were subject to outstanding Company PRSU Awards (assuming the achievement of the applicable performance goals at the target level). Since the Capitalization Date and through the date of this Agreement, no Shares or shares of Company Preferred Stock have been repurchased or redeemed or issued (other than with respect to the exercise, vesting or settlement of Company Equity Awards outstanding prior to the date of this Agreement and pursuant to the terms of the applicable Company Benefit Plan in effect on the date of this Agreement), and no Shares have been reserved for issuance and no Company Equity Awards have been granted, except pursuant to the terms of the applicable Company Benefit Plan in effect on the date of this Agreement or as otherwise expressly permitted by this Agreement.

(b) Neither the Company nor any of its Subsidiaries have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convert into or exercise for securities having the right to vote) with the shareholders of the Company on any matter or with the equity holders of any of the Company’s Subsidiaries on any matter, respectively.

(c) The Company Common Stock constitutes the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act and no shares of capital stock of the Company are held by any Subsidiary of the Company.

(d) Each Company Option (i) was granted in compliance with all applicable Laws and all the terms and conditions of the Stock Plan pursuant to which it was issued, (ii) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant, and (iii) has a grant date not earlier than the date on which the Company Board (or its delegate) or the Compensation and Management Development Committee of the Company Board (or its delegate) or actually took the corporate action necessary to grant such Company Option.

(e) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), each of the outstanding shares of capital stock or other equity interests or securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable (to the extent such concepts are applicable) and owned by the Company and its Subsidiaries free and clear of any Encumbrance.

(f) Section 5.2(f) of the Company Disclosure Schedule sets forth the Company’s or its Subsidiaries’ capital stock or other direct or indirect equity interest in any Person that is not a Subsidiary of the Company, other than equity securities in a publicly traded company or other entity held for investment by the Company or any of its Subsidiaries and consisting of less than one percent (1%) of the outstanding capital stock of such company or other entity. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), each of the outstanding shares of capital stock or other equity interests or securities of each Subsidiary is duly authorized, validly issued, fully paid and non-assessable (to the extent such concepts are applicable) and owned by the Company or another Subsidiary, free and clear of any Encumbrance.

(g) All of the outstanding shares of capital stock or other securities of the Company (including, for the avoidance of doubt, the Shares) have been duly authorized and are validly issued, fully paid and non-assessable and free and clear of any Encumbrance. Upon the issuance of any Shares in accordance with the terms of the Stock Plans in effect on the Capitalization Date or as otherwise expressly permitted by this Agreement, such Shares will be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Encumbrance.

(h) Except as set forth in Section 5.2(a) and Section 5.2(g), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any of the foregoing securities.

5.3. Corporate Authority; Approval and Fairness.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and to comply with the provisions of this Agreement, subject, in the case of the consummation of the Merger, to obtaining the Requisite Company Vote. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Company Board has, at a duly convened and held meeting: (i) unanimously (A) adopted this Agreement and declared advisable the transactions contemplated by this Agreement, (B) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the holders of Shares, other than Excluded Shares and (C) resolved to recommend that the holders of Shares approve this Agreement (the “Company Recommendation”); and (ii) unanimously directed that this Agreement be submitted to the holders of Shares for their approval. The Company Board has received the oral opinions (to be confirmed by delivery of written opinions) of (a) Goldman Sachs & Co. LLC (“Goldman Sachs”), to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in Goldman’s written opinion, the Per Share Merger Consideration to be paid to the holders of Shares (other than Parent and its Affiliates) pursuant to this Agreement is fair from a financial point of view to such holders of Shares and (b) BofA Securities, Inc. (“BofA Securities”) to the effect that, as of the date of such written opinion and based on and subject to various assumptions and limitations described in BofA Securities’ written opinion, the Per Share Merger Consideration to be received in the Merger by holders of Shares (other than holders of Excluded Shares) is fair, from a financial point of view, to such holders; (it being agreed that such opinions are for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub).

5.4. Governmental Filings; No Violations.

(a) Other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act or any other Antitrust Law, (ii) pursuant to the IBCL, (iii) required to be made with or obtained from the SEC, (iv) required to be made with or by the NYSE and (v) under the Takeover Statutes and state securities and “blue sky” Laws (collectively, the “Company Approvals”), as applicable, no waiting periods, filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by the Company or any of its Subsidiaries with, nor are any required to be obtained by the Company or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement by the Company and the consummation of the Merger and the other transactions contemplated by this Agreement, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or prevent, materially impair or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement.

(b) Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 6.8, the execution, delivery and performance of this Agreement by the Company do not, and the consummation of the transactions contemplated by this Agreement, will not: (i) assuming (solely with respect to the consummation of the transactions contemplated by this Agreement) the Requisite Company Vote is obtained, constitute or result in a breach or violation of or conflict with, the Organizational Documents of the Company or any of its Subsidiaries; (ii) assuming (solely with respect to the consummation of the transactions contemplated by this Agreement) the Requisite Company Vote is obtained and compliance with the matters referred to in Section 5.4(a), violate or conflict with any Law to which the Company or any of its Subsidiaries is subject; or (iii) assuming (solely with respect to the consummation of the transactions contemplated by this Agreement) compliance with the matters referred to in Section 5.4(a), with notice, lapse of time or both, constitute a breach of or default under, or cause or permit the termination, acceleration or creation of any right (other than the right to terminate a Contract as a result of the consummation of the transactions contemplated by this Agreement in any Contract that is terminable by a party other than the Company or any of its subsidiaries without cause on not more than ninety (90) days’ notice or less) or obligation under, or the creation of an Encumbrance on any of the rights, properties or assets of the Company or any of its Subsidiaries pursuant to, any provision of any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clauses (ii) and (iii) of this Section 5.4(b), as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or prevent, materially impair or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement.

5.5. Compliance with Laws; Licenses.

(a) Compliance with Laws.

(i) Since the Applicable Date, the (A) businesses of the Company and each of its Subsidiaries have not been, and are not being, conducted in violation of any applicable Law and (B) neither the Company nor any of its Subsidiaries has received any written notice or other communication from a Governmental Entity asserting noncompliance with any applicable Law by the Company or any of its Subsidiaries that has not been cured as of the date of this Agreement, except, in each case, as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(ii) Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its controlled Affiliates has made, arranged or modified (in any material respect) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

(iii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(b) FCPA and Other Anti-Bribery Laws.

(i) The Company and its Subsidiaries, and, to the Knowledge of the Company, its and their respective directors, employees (including officers) and agents, are in compliance with and, since the Applicable Date, have complied in all material respects with the FCPA and the Other Anti-Bribery Laws, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole).

(ii) Since the Applicable Date, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), none of the Company or any of its Subsidiaries, or to the Knowledge of the Company, any of its or their respective directors, employees (including officers) and agents have paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any official or Representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity (including any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity), any political party or candidate for public or political office for the purpose of influencing any act or decision of any such Person or Governmental Entity to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage, in each case in violation of the FCPA or any of the Other Anti-Bribery Laws.

(iii) The Company and its Subsidiaries have instituted policies and procedures that are reasonable and customary for similarly situated companies designed to achieve compliance with the FCPA and the Other Anti-Bribery Laws.

(iv) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), there are no Proceedings or subpoenas, against the Company or any of its Subsidiaries, or to the Knowledge of the Company, any director, officer or current employee of the foregoing pending by or before any Governmental Entity, or, to the Knowledge of the Company, threatened in writing against the Company any of its Subsidiaries or any director, officer or current employee of the foregoing by any Governmental Entity, in each case with respect to the FCPA and the Other Anti-Bribery Laws.

(v) Since the Applicable Date through the date of this Agreement, neither the Company nor any of its Subsidiaries have made a voluntary disclosure to a Governmental Entity related to the FCPA or any of the Other Anti-Bribery Laws.

(c) Export and Sanctions Regulations.

(i) The Company and its Subsidiaries are in compliance in all material respects and, since the Applicable Date, have been in compliance in all material respects with the Export and Sanctions Regulations.

(ii) The Company and its Subsidiaries have instituted policies and procedures that are reasonable and customary for similarly situated companies designed to achieve compliance with the Export and Sanctions Regulations.

(iii) Since the Applicable Date, neither the Company nor any of its Subsidiaries has engaged in, nor is now engaging in, any dealings or transactions with any Person that at the time of the dealing or transaction is or was the subject or target of sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control or any Person in Cuba, Iran, Sudan, Syria, North Korea or the Crimea region of Ukraine.

(iv) Since the Applicable Date through the date of this Agreement, neither the Company nor any of its Subsidiaries have made a voluntary disclosure to a Governmental Entity related to the Export and Sanctions Regulations.

(d) Licenses. Since the Applicable Date, the Company and each of its Subsidiaries has obtained, holds and is in compliance with all Licenses necessary to conduct their respective businesses as currently conducted, and neither the Company nor any of its Subsidiaries has received any written notice or other written communication from a Governmental Entity asserting any noncompliance with any such Licenses by the Company or any of its Subsidiaries that has not been cured as of the date of this Agreement, in each case, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(e) Regulatory Matters.

(i) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole): (A) the Company and its Subsidiaries hold all Licenses under the Healthcare Laws (as defined below) that are necessary for the lawful operation of the business of the Company and its Subsidiaries in each jurisdiction in which the Company or any of its Subsidiaries operates, including the FDCA (including Section 510(k) thereof), and all Licenses of any applicable Governmental Entity that has regulatory authority over the testing, development, design, quality, identity, safety, efficacy, manufacturing, labeling, marketing, distribution, commercialization, sale, pricing, import or export of the products sold by the Company (“Company Products” and any such Governmental Entity, a “Regulatory Agency”), necessary for the lawful operation of the business of the Company or its Subsidiaries in each jurisdiction in which the Company or any of its Subsidiaries operates (the “Regulatory Permits”); (B) all such Regulatory Permits are valid and in full force and effect; and (C) the Company and its Subsidiaries are in compliance with the terms of all Regulatory Permits. There is no Proceeding to which the Company is subject pending or, to the Knowledge of the Company, threatened in writing that would result in the termination, revocation, suspension or the imposition of a restriction on any such Regulatory Permit or the imposition of any fine, penalty or other sanction for violation of any such Regulatory Permit, in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole).

(ii) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), the business of the Company and its Subsidiaries is being conducted in compliance with: (A) the FDCA (including all applicable registration and listing requirements set forth in Section 510 of the FDCA (21 U.S.C. § 360) and 21 C.F.R. Part 807); (B) the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010; (C) federal Medicare and Medicaid statutes and related state or local statutes; (D) the federal Anti-Kickback Statute (42 U.S.C.

§ 1320a-7(b)), Stark Law (42 U.S.C. § 1395nn), the federal False Claims Act (31 U.S.C. § 3729 et seq.), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, and any comparable federal, state or local Laws; (E) state testing, manufacturing, distribution, commercialization, marketing, licensing, disclosure, gift ban, code of conduct and reporting requirements, including the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h) and equivalent or related state reporting requirements; (F) applicable requirements under Data Protection Laws with respect to the protection of Personal Information collected or maintained by or on behalf of the Company; (G) the Federal Trade Commission Act; (H) the rules and regulations promulgated pursuant to all such applicable Laws with respect to any of the foregoing, each as amended from time to time; (I) any comparable foreign Laws for any of the foregoing; and (J) any other Law that governs the healthcare industry, medical device industry or relationships among healthcare and/or medical device providers, suppliers, distributors, manufacturers and patients, as applicable (collectively, “Healthcare Laws”). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), there are no Proceedings or subpoenas against the Company or any of its Subsidiaries or any director, officer or current employee of the foregoing pending by or before any Governmental Entity or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any director, officer or current employee of the foregoing by any Governmental Entity, in each case with respect to Healthcare Laws.

(iii) As of the date of this Agreement, neither the Company nor any of its Subsidiaries (A) is a party to any corporate integrity agreements, monitoring agreements, deferred prosecution agreements, certificate of compliance, consent decrees, settlement orders or similar material agreements with or imposed by any Governmental Entity, and, to the Knowledge of the Company, no such action is currently proposed to the Company and its Subsidiaries or pending with the Company and its Subsidiaries, (B) has any continuing material reporting obligations pursuant to any agreement contemplated by the foregoing clause (A) of this Section 5.5(e)(iii), (C) is or has been a defendant in any litigation arising out of or relating to the federal False Claims Act (31 U.S.C. § 3729 et seq.) or (D) has been served with or received a search warrant, subpoena or civil investigative demand from any Governmental Entity.

(iv) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), (A) since the Applicable Date, all reports, claims, permits, adverse event reports, documents, notices, registrations, applications, responses, submissions, modifications, supplements and amendments required to be filed, maintained or furnished to the FDA or any other Regulatory Agency by the Company or any of its Subsidiaries have been so timely filed, maintained or furnished under such applicable legal requirements (“Healthcare Submissions”) and (B) all such Healthcare Submissions were compliant in all respects with applicable legal requirements at the time of filing (or were corrected in or supplemented by a subsequent filing).

(v) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), from the Applicable Date to the date of this Agreement, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries nor any officer or employee of the Company or any of its Subsidiaries, has made an untrue statement of material fact or a fraudulent statement to the FDA or failed to disclose a material fact required to be disclosed to the FDA, or committed an act, made a statement or failed to make a statement, in each case, related to the business and which, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting the “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy of the FDA set forth in 56 Fed. Reg. 46191 (September 10, 1991). From the Applicable Date to the date of this Agreement, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any officer or employee of the Company or any of its Subsidiaries, has been debarred or convicted of any crime. From the Applicable Date to the date of this Agreement, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries nor any director, officer or employee of the Company or any of its Subsidiaries, has been excluded from participating in any federal health care program or convicted of any crime except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole).

(vi) All pre-clinical and clinical studies, tests or investigations conducted or sponsored by or on behalf of the Company or any of its Subsidiaries have been or are being conducted in compliance in all material respects with all applicable Healthcare Laws and other requirements under the Healthcare Laws issued by the applicable Regulatory Agencies, including Good Laboratory Practices, Good Clinical Practices, FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials and the protection of human subjects, including Title 21 parts 11, 50, 54, 56 and 812 of the Code of Federal Regulations and any comparable state and local legal requirements regulating the conduct of pre-clinical and clinical investigations and the protection of human subjects, except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole).

(vii) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has received, since the Applicable Date, any FDA Form 483 observations, notice of adverse finding, warning letters, notice of violation, inspection or audit reports from any Regulatory Agency identifying any non-compliances, subpoenas, investigations, actions, demands or notices relating to any alleged non-compliance, which would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole) or to lead to the denial, suspension or revocation of any License or grant for marketing approval with respect to any Company Product currently pending before or previously approved or cleared by the FDA or such other Regulatory Agency.

(viii) Since the Applicable Date, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any Subsidiary has voluntarily or involuntarily initiated, conducted or issued, caused to be initiated, conducted or issued, any recall, field corrective action, market withdrawal, seizure, suspension, replacement, safety alert, written warning, “dear doctor” letter, investigator notice to healthcare wholesalers, healthcare distributors, healthcare retailers, healthcare professionals or patients (including any action required to be reported or for which records must be maintained under 21 C.F.R. Part 806) relating to any Company Product (collectively, a “Recall”) or, as of the date hereof, currently intends to initiate, conduct or issue any Recall of any Company Product. Except as would not reasonably be expected to be material to the Company and its Subsidiaries

(taken as a whole), neither the Company nor any of its Subsidiaries has received any written notice from the FDA or any other Regulatory Agency regarding (x) any Recall of any Company Product or (y) a change in the marketing status or classification, or a material change in the labeling, of any such Company Product or (z) a negative change in the reimbursement status of a Company Product.

(ix) The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure the integrity of data generated or used in any clinical trials or other studies related to the development, use, handling, safety, efficacy, reliability or manufacturing of the Company Products.

5.6. Company Reports.

(a) All Company Reports filed or furnished since the Applicable Date have been filed or furnished on a timely basis.

(b) Each of the Company Reports filed or furnished since the Applicable Date, at the time of its filing or being furnished (or, if amended or supplemented, as of the date of such amendment or supplement, or, in the case of a Company Report that is a registration statement filed pursuant to the Securities Act or a proxy statement filed pursuant to the Exchange Act, on the date of effectiveness of such Company Report or date of the applicable meeting, respectively), complied or will comply (as applicable) in all material respects, with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable. As of their respective dates or, if amended or supplemented, as of the date of such amendment or supplement (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company Reports filed or furnished since the Applicable Date have not and will not (as applicable), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(c) To the Knowledge of the Company, none of the Company Reports filed or furnished from the Applicable Date to the date of this Agreement is subject to any pending Proceeding by or before the SEC.

(d) There are no outstanding or unresolved comments received from the SEC with respect to any of the Company Reports filed or furnished since the Applicable Date.

(e) None of the Subsidiaries of the Company is subject to the reporting requirements of Section 13a or 15d of the Exchange Act.

5.7. Disclosure Controls and Procedures and Internal Control Over Financial Reporting.

(a) The Company and each of its Subsidiaries maintains disclosure controls and procedures designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC.

(b) The Company (with respect to itself and its consolidated Subsidiaries) maintains internal control over financial reporting (as such terms are defined in Rule 13a-15 and 15d-15 under the Exchange Act) as required by Rule 13a-15 or 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to, and since the Applicable Date, have been reasonably designed to, ensure that all material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer, its principal financial officer or those individuals responsible for the preparation of the consolidated financial statements of the Company included in the Company Reports to allow timely decisions regarding required disclosure and to make the certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(c) The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended September 30, 2020, and such assessment concluded that such control was effective in accordance with such Section 404.

(d) Since the Applicable Date, the Company has disclosed, based on the most recent evaluation of its disclosure controls and procedures and internal control over financial reporting by its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the Audit Committee, (i) any “significant deficiencies” in the design or operation of its internal controls over financial reporting that are reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and Audit Committee any “material weaknesses” in internal control over financial reporting, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s or its Subsidiaries’ internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information.

(e) From the Applicable Date to the date of this Agreement, no complaints regarding material violations or deficiencies regarding the Company’s accounting, internal accounting controls or auditing matters have been reported in writing to the Audit Committee by the Company’s head of internal audit.

5.8. Financial Statements; Undisclosed Liabilities; Off-Balance Sheet Arrangements.

(a) Financial Statements. Each of the consolidated financial statements included in the Company Reports (including all related notes and schedules, where applicable) filed since the Applicable Date was prepared and fairly presents, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries and the consolidated results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein, as applicable (subject, in the case of any unaudited statements, to notes and normal year-end audit adjustments).

(b) Undisclosed Liabilities. Except (i) as disclosed in, reflected or reserved against in the Company’s most recent consolidated financial statements (or the notes thereto) included in the Company Reports filed prior to the date of this Agreement, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the last consolidated balance sheet, (iii) for liabilities and obligations contemplated or expressly permitted by this Agreement or incurred in connection with the transactions contemplated hereby or (iv) for liabilities or obligations incurred pursuant to Contracts binding on the Company or any of its Subsidiaries or pursuant to which their respective properties and assets are bound (except to the extent such liabilities arose or resulted from a breach or a default of such Contract), there are no obligations or liabilities of the Company or any of its Subsidiaries required by GAAP to be reflected or reserved on a consolidated balance sheet of the Company and its Subsidiaries (or in the notes thereto), except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(c) Off-Balance Sheet Arrangements. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company or one or more of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act), in each case, where the purpose or effect of such joint venture, off-balance sheet partnership, Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or its Subsidiaries in any of their financial statements included in the Company Reports.

5.9. Litigation.

(a) As of the date of this Agreement, there are no Proceedings against the Company or any of its Subsidiaries or any director or officer thereof or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any director or officer thereof, that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(b) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

5.10. Absence of Certain Changes.

(a) Since June 30, 2021 and through the date of this Agreement, (i) except for events giving rise to and the discussion and negotiation of this Agreement or as a result of or in response to COVID-19 or in response to or to comply with COVID-19 Measures, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business and (ii) neither the Company nor any of its Subsidiaries has taken any action that, if taken on or after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of clauses (vii), (viii), (xv) or (xvi) of Section 7.1(b).

(b) Since September 30, 2020 and through the date of this Agreement, there has not been any event, change, development, circumstance, fact or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.11. Company Material Contracts.

(a) Section 5.11 of the Company Disclosure Schedule sets forth a list of all of the Contracts described below which the Company or any of its Subsidiaries is a party to or bound by, as of the date of this Agreement (other than any Company Benefit Plan) (each such Contract, as amended, a “Company Material Contract”):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);

(ii) any Contract with a Company Top Customer or Company Top Supplier (in each case, other than a Governmental Entity) that has a term greater than one (1) year and is not terminable by the Company or any of its Subsidiaries that is a party thereto without penalty upon notice of ninety (90) days or less, other than quotes, purchase orders, sales orders, invoices or Contracts that are not a main agreement governing the relationship between the applicable Company Top Customer or Company Top Supplier;

(iii) any Contract (other than those solely between or among the Company and any of its Wholly Owned Subsidiaries) relating to Indebtedness for borrowed money with a principal amount in excess of $25 million;

(iv) any Contract evidencing financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements and/or brokerage statements or similar Contract, in each case, that is material to the Company and its Subsidiaries (taken as a whole);

(v) any Contract pursuant to which the Company or any of its Subsidiaries grants or receives a license, covenant not to sue, release, waiver, option or other right under any Intellectual Property Rights (including Software) that is material to the businesses of the Company and its Subsidiaries (taken as a whole), other than non-exclusive licenses granted (A) to the Company or its Subsidiaries for off-the-shelf Software on standardized, generally available terms or (B) by the Company or its Subsidiaries in the ordinary course of business to customers for their use of the products and services of the Company or its Subsidiaries, pursuant to licensing terms that are consistent in all material respects, in substance, with those agreements made available to Parent;

(vi) each Contract governing the transfer or sale of any Personal Information by the Company or any of its Subsidiaries to any third party;

(vii) any Contract providing for the settlement of a Proceeding that materially restricts the Company’s business or operations;

(viii) any Contract providing for any material indemnification or guarantee obligations by the Company or any of its Subsidiaries of any Person or pursuant to which any material indemnification or guarantee obligations of the Company or any of its Subsidiaries remain outstanding as of the date of this Agreement;

(ix) any partnership, alliance, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, alliance, limited liability company or joint venture, in each case that is material to the Company and its Subsidiaries (taken as a whole), except for any such agreements or arrangements solely between the Company and its Wholly Owned Subsidiaries or solely among the Company’s Wholly Owned Subsidiaries;

(x) relating to the direct or indirect, acquisition or disposition of any securities, capital stock or other interests, assets or business (whether by merger, sale of stock, sale of assets or otherwise) in each case (A) with a fair market value or purchase price in excess of $100 million or (B) pursuant to which the Company or any of its Subsidiaries reasonably expects to be required to pay or receive any material earn-out, deferred or other contingent payments;

(xi) any Contract that (A) purports to restrict the ability of the Company or any of its Subsidiaries or, at or after the Effective Time, Parent or any of its Affiliates from (1) engaging in any business or competing in any business with any Person or (2) operating its business in any manner or locations, (B) could require the disposition of any assets or line of business of the Company or its Affiliates or acquisition of any assets or line of business of any other Person, in each case, other than with respect to soliciting or hiring employees or (C) grants “most favored nation” status to any Person that, at or after the Effective Time, would purport to apply to Parent or any of its Affiliates, in each case of clauses (A), (B) and (C), in a manner that is material to the Company and its Subsidiaries (taken as a whole); and

(xii) any Contract between the Company or any of its Subsidiaries, on the one hand, and any Person that, to the Knowledge of the Company, beneficially owns five percent (5%) or more of the outstanding Shares or shares of common stock of any of their respective Affiliates, on the other hand.

(b) Each Company Material Contract is valid and binding on the Company and/or one or more of its Subsidiaries, as the case may be, and is in full force and effect, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(c) There is no breach or default under any Company Material Contract by the Company or any of its Subsidiaries or, as of the date hereof, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both, would constitute or result in a breach or default under, any such Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto or would permit or cause the termination (other than any expiration) thereof, in each case, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

5.12. Customers and Suppliers.

(a) Customers.

(i) Section 5.12(a)(i) of the Company Disclosure Schedule sets forth a list of (A) the top four (4) group purchasing organizations which are a party to or bound by a Contract with the Company or any of its Subsidiaries determined on the basis of the actual revenue received by the Company and its Subsidiaries (on a consolidated basis), during the fiscal year ended September 30, 2020, and (B) the top ten (10) customers of the Company and its Subsidiaries (excluding any group purchasing organizations and customers who purchase through group purchasing organizations) determined on the basis of the actual revenue received by the Company and its Subsidiaries (on a consolidated basis), during the fiscal year ended September 30, 2020 (each such Person listed on Section 5.12(a)(i) of the Company Disclosure Schedule, a “Company Top Customer”).

(ii) During the six (6) months prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from any Company Top Customer that such Company Top Customer shall not continue as a customer of the Company or that such Company Top Customer intends to materially adversely alter, terminate or not renew its relationship with the Company or any of its Subsidiaries.

(b) Suppliers.

(i) Section 5.12(b)(i) of the Company Disclosure Schedule sets forth a list of the top ten (10) suppliers of the Company and its Subsidiaries (on a consolidated basis) determined on the basis of the actual amounts paid for goods and services by the Company and its Subsidiaries (on a consolidated basis), during the fiscal year ended September 30, 2020 (each such Person listed on Section 5.12(b)(i) of the Company Disclosure Schedule, a “Company Top Supplier”).

(ii) During the six (6) months prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from any Company Top Supplier that such Company Top Supplier shall not continue as a supplier or vendor of the Company or that such Company Top Supplier intends to materially adversely alter, terminate or not renew its relationship with the Company or any of its Subsidiaries.

5.13. Employee Benefits.

(a) Section 5.13(a) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement of each material U.S. Company Benefit Plan.

(b) With respect to each material U.S. Company Benefit Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the material U.S. Company Benefit Plan document, including any material amendments or supplements thereto, and all related trust documents, insurance Contracts or other funding vehicle documents, (ii) a reasonably detailed written description of such material U.S. Company Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report and (iv) all material correspondence to or from any Governmental Entity received in the two (2) year period prior to the date of this Agreement with respect to any such Company Benefit Plan.

(c) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (i) each U.S. Company Benefit Plan (including any related trusts) has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by the Company or any of its Subsidiaries with respect thereto in respect of current or prior plan years have been paid or accrued in accordance with applicable accounting principles and (iii) there are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto.

(d) With respect to each material ERISA Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the most recent summary plan description together with any summaries of all material modifications and supplements thereto, (ii) the most recent IRS determination or opinion letter and (iii) the most recent annual report (Form 5500 series and all schedules and financial statements attached thereto).

(e) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualification of any such Company Benefit Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code.

(f) With respect to any Company Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) no unsatisfied liability (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”)) under Title IV of ERISA has been, or is expected to be, incurred by the Company or any of its Subsidiaries, (iii) the PBGC has not instituted Proceedings to terminate any such Company Benefit Plan and (iv) no “reportable event” within the meaning of Section 4043 of ERISA ((excluding any such event for which the thirty (30)-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(g) (i) Neither the Company nor any Company ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any Multiemployer Plan in the last six (6) years, (ii) no Company Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), and (iii) except as required by applicable Law, no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide any such benefits.

(h) Except as would not, individually or in the aggregate, have a Material Adverse Effect, each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code.

(i) None of the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement would, either alone or in combination with another event, (i) entitle any former employee of the Company or Company Employee to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such former employee of the Company or Company Employee, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) limit or restrict the right to merge, terminate, materially amend, supplement or otherwise modify or transfer the assets of any Company Benefit Plan on or following the Effective Time, or (v) result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(j) Neither the Company nor any Subsidiary thereof has any obligation to provide, and no Company Benefit Plan or other agreement or arrangement provides any individual with the right to, a gross-up, indemnification, reimbursement or other payment for any excise or additional Taxes incurred pursuant to Section 409A or Section 4999 of the Code.

(k) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (i) all Non-U.S. Company Benefit Plans have been maintained and operated in accordance with, and are in compliance with, their terms and applicable local Law, (ii) to the extent required to be registered or approved by a foreign Governmental Entity, has been registered with, or approved by, a foreign Governmental Entity and, to the Knowledge of the Company, nothing has occurred that would adversely affect such registration or approval, and (iii) to the extent intended to be funded and/or book-reserved, are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions. As of the date hereof, there is no pending or, to the Knowledge of the Company, threatened material litigation relating to any Non-U.S. Company Benefit Plan.

5.14. Labor Matters.

(a) Section 5.14(a) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement of each material labor union, labor organization, works council or similar organization representing Company Employees. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, as of the date of this Agreement, there are no activities or Proceedings by any individual or group of individuals, including Representatives of any labor unions, labor organizations, works councils or similar organizations, to organize any employees of the Company or any of its Subsidiaries.

(b) As of the date of this Agreement, there is no strike, lockout, slowdown, work stoppage, unfair labor practice or other labor dispute, or arbitration or grievance pending or, to the Knowledge of the Company, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries.

(c) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all applicable Laws regarding labor, employment and employment practices and terms and conditions of employment, including, but not limited to, all applicable Laws relating to wages and hours, the classification of employees and individual independent contractors, hours of works, discrimination, harassment, equitable pay practices, family and medical leave, collective bargaining, labor-management relations, the Workers Adjustment Retraining and Notification Act of 1988, or any similar state, local or foreign Law, immigration compliance, occupational safety and health, workers’ compensation, background checks and drug testing, and the payment and withholding of social security and other employment-related Taxes.

(d) Since the Applicable Date, neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by, and, to the Knowledge of the Company, no allegations of sexual harassment have been made against (i) any member of the executive leadership team of the Company or (ii) a member of the Company Board. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, there are no Proceedings or subpoenas currently pending or, to the Knowledge of the Company, threatened related to any allegations of sexual harassment or sexual misconduct by any of the individuals identified in clauses (i) and (ii) above.

5.15. Environmental Matters. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (a) the Company and its Subsidiaries have complied at all times since the Applicable Date in all material respects with applicable Environmental Laws, (b) to the Knowledge of the Company, no property currently or formerly owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Substance which would reasonably be expected to require remediation or other action pursuant to any Environmental Law, (c) neither the Company nor any of its Subsidiaries has assumed any obligation or liability for any Hazardous Substance disposal or contamination on any third-party property, which obligation remains in effect as of the date hereof, (d) neither the Company nor any of its Subsidiaries has received any written notice, demand, or claim alleging that the Company or any of its Subsidiaries is in violation of or subject to liability under any Environmental Law and (e) neither the Company nor any of its Subsidiaries is subject to any indemnity or other agreement with any third party relating to any obligations or liabilities under any Environmental Law.

5.16. Tax Matters. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect:

(a) the Company and each of its Subsidiaries (i) have timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Taxing Authority and all such filed Tax Returns are correct and complete, (ii) have paid all Taxes that are required to be paid (whether or not shown on any Tax Returns), and (iii) have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, shareholder, creditor, independent contractor or third party (each as determined for Tax purposes), except, in each case of clauses (i) through (iii), with respect to matters contested in good faith or for which adequate reserves have been established in accordance with GAAP;

(b) as of the date hereof, no deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries that remains unpaid, and there are no pending or, to the Knowledge of the Company, threatened in writing Proceedings regarding any Taxes of the Company and its Subsidiaries;

(c) within the past six (6) years, neither the Company nor any of its Subsidiaries has been informed in writing by any Taxing Authority that such Taxing Authority believes that the Company or any of its Subsidiaries was required to file any income or franchise Tax Return that was not filed;

(d) there are no Encumbrances for Taxes (other than any Permitted Encumbrance) on any of the properties or assets of the Company or any of its Subsidiaries;

(e) neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than any such agreement or arrangement (x) solely between or among the Company and/or its Wholly Owned Subsidiaries or (y) not primarily related to Taxes and entered into in the ordinary course of business);

(f) neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company or one of its Subsidiaries) or (ii) has any obligation or liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law) or as a transferee or successor;

(g) neither the Company nor any of its Subsidiaries has, in the past two (2) years, distributed shares of another Person, or has had shares of its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code; and

(h) neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

5.17. Real Property.

(a) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect:

(i) with respect to the Owned Real Property, the Company or one or more of its Subsidiaries, as applicable, has good and marketable title to such property, free and clear of any Encumbrance (other than any Permitted Encumbrances) and there are no outstanding options or rights of first refusal to purchase such property or any portion thereof or interest therein, and there are no Persons other than the Company or its Subsidiaries in possession thereof;

(ii) with respect to the Leased Real Property, (A) the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect in accordance with its terms, subject to the Bankruptcy and Equity Exception, and (B) there is no breach or default under, any such leases or subleases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or event of default under, any such leases or subleases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, or would permit or cause the termination or acceleration or creation of any right or obligation thereunder; and

(iii) neither the Company nor any of its Subsidiaries has received any notice of any pending or, to the Knowledge of the Company, threatened condemnation of any Owned Real Property or any Leased Real Property by any Governmental Entity that would reasonably be expected to materially interfere with the business or operations of the Company and its Subsidiaries as currently conducted.

5.18. Intellectual Property.

(a) Section 5.18(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Registered Owned IPR, indicating for each item the registration or application number, the applicable filing jurisdiction and such other information as reasonably required to identify such items.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), all Registered Owned IPR (i) is subsisting and, to the Knowledge of the Company, not invalid or unenforceable, and (ii) is not subject to any outstanding Order adversely affecting the validity or enforceability of, or the Company’s or its Subsidiaries’ ownership or use of, or rights in or to, any such Registered Owned IPR.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), the Company and its Subsidiaries exclusively own all right, title and interest in and to all Owned IPR, free and clear of all Encumbrances except for Permitted Encumbrances.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), to the Knowledge of the Company, the Company and its Subsidiaries own or have sufficient rights to all Intellectual Property Rights necessary for the conduct of their respective businesses as currently conducted.

(e) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), none of the execution and delivery of or performance under this Agreement by the Company, or the consummation of the transaction contemplated by this Agreement will, under any Contract to which the Company or any of its Subsidiaries is bound, result in Parent or the Company or any their respective Affiliates being (i) bound by or subject to any obligation to grant licenses, covenants not to assert, or other rights with respect to Owned IPR, which such party was not bound by or subject to prior to the Closing, or (ii) obligated to pay any material royalties, honoraria, fees or other payments to any Person, with respect to Intellectual Property Rights, in excess of those obligations by such party prior to the Closing.

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each Person who is or was an employee or independent contractor of the Company or any of its Subsidiaries and has made a contribution to the development or creation of any Intellectual Property Rights material to the conduct of the businesses of the Company or any of its Subsidiaries has assigned, either by operation of law, or by an irrevocable present assignment, to the Company or a Subsidiary thereof, as appropriate, all such Intellectual Property Rights. To the Knowledge of the Company, no such Person retains or claims to retain any right, title or interest in or to any such Intellectual Property Rights.

(g) Neither the Company nor any of its Subsidiaries has received any written claim, notice or invitation to license or similar communication since the Applicable Date (i) contesting or challenging the use, validity, enforceability or ownership of any Owned IPR, or (ii) alleging that the Company or any of its Subsidiaries or any of their respective products or services infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person, whether directly or indirectly, except, in each case of clauses (i) and (ii), as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(h) To the Knowledge of the Company, the current conduct and products of the respective businesses of the Company and its Subsidiaries do not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated since the Applicable Date, any Intellectual Property Rights of any Person, in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and any of its Subsidiaries (taken as a whole).

(i) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), since the Applicable Date, (i) to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Owned IPR, whether directly or indirectly, and (ii) neither the Company nor any of its Subsidiaries has asserted or, to the Knowledge of the Company, threatened in writing any action against any Person alleging such infringement, misappropriation or violation.

(j) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), the Company and its Subsidiaries have taken all commercially reasonable measures to protect the confidentiality of all material Trade Secrets that are owned, used or held by the Company and its Subsidiaries and, to the Knowledge of the Company, there have not been any material unauthorized uses or disclosures of any such Trade Secrets.

(k) Since the Applicable Date, neither the Company nor its Subsidiaries has received any funding or support from a Governmental Entity or agency or nonprofit organization in the development of any material Owned IPR that resulted in such material Owned IPR being subject to any Contract or other present or contingent obligation as a result of such funding or support.

(l) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), no Company Software (or products containing Company Software) distributed by the Company or any of its Subsidiaries contains, is derived from, or links to any Software that is governed by an Open Source License in a manner that would, pursuant to such Open Source License, (i) require any portion of such Company Software to be disclosed or distributed in source code form to any Person, (ii) permit any Person to make derivative works of or other modifications to such Company Software, (iii) permit any Person to redistribute source code for such Company Software, or derivative works thereof, at no or minimal charge or (iv) grant any license to any Person to practice any Patent that constitutes Owned IPR. The Company and its Subsidiaries are in material compliance with all Open Source Licenses to which any such Company Software used by the Company or any of its Subsidiaries is subject.

(m) Neither the Company nor its Subsidiaries has delivered, licensed or made available (or agreed to do any of the foregoing) the source code for any Company Software to any Person, other than the Company’s or its Subsidiaries’ authorized employees or authorized independent contractors pursuant to appropriate confidentiality restrictions.

(n) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), the Company IT Assets (i) are sufficient in all material respects for the current needs of the businesses of the Company and its Subsidiaries, (ii) have not malfunctioned or failed since the Applicable Date in a manner that has caused material disruption to the business operations of the Company or any of its Subsidiaries and (iii) to the Knowledge of the Company, are free from any material Malicious Code.

(o) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), the Company and its Subsidiaries have implemented commercially reasonable measures designed to (i) protect the confidentiality, integrity and security of the Company IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use or unauthorized access by third parties and (ii) ensure that the Company IT Assets are free from vulnerabilities or defects that would reasonably be expected to result in any unauthorized use or unauthorized access by third parties or any other Malicious Code. Since the Applicable Date, there has been no unauthorized access to or unauthorized use of the Company IT Assets or the information stored or contained therein or transmitted thereby, in each case, in a manner that, individually or in the aggregate, has resulted in or is reasonably expected to result in material liability to, or material disruption of the business operations of, the Company or any of its Subsidiaries.

(p) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), since the Applicable Date, the Company and its Subsidiaries have established and implemented written policies and organizational, physical, administrative and technical measures regarding privacy, cyber security and data security that are commercially reasonable and consistent with (i) all applicable Data Privacy Laws, (ii) any applicable contractual commitments of the Company or any of its Subsidiaries and (iii) any public-facing privacy policies currently adopted by the Company or any of its Subsidiaries (clauses (i) through (iii), collectively, the “Privacy and Security Requirements”). Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, since June 30, 2021, the Company and its Subsidiaries have not, except in a manner consistent with their good faith business judgment or as required by applicable Law, materially and adversely changed the policies adopted by the Company and its Subsidiaries in respect of compliance with Privacy and Security Requirements in a manner that would reasonably be expected to jeopardize and undermine the security of Personal Information that is in the Company’s or any of its Subsidiaries’ possession or control and required to be protected by the Company and its Subsidiaries.

(q) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole), since the Applicable Date, (i) the Company and each of its Subsidiaries have (A) complied with all applicable Data Privacy Laws, as well as other Privacy and Security Requirements relating to the collection, use, storage, processing, transmission, transfer (including cross-border transfers), disclosure and protection of Personal Information, and (B) taken commercially reasonable steps to ensure the confidentiality, privacy and security of all Personal Information that is collected, used, stored, transferred or otherwise processed by or on behalf of the Company or its Subsidiaries, or is otherwise in their possession or control, (ii) neither the Company nor any of its Subsidiaries has received any written notice (including any enforcement notice), letter, or complaint from any applicable Governmental Entity alleging, or providing notice of any investigation concerning, any material noncompliance with any applicable Data Privacy Laws or any obligations concerning such Personal Information, and (iii) no Person has gained unauthorized access to or misused any Personal Information in a manner that, individually or in the aggregate, has resulted in or is reasonably expected to result in material liability to the Company and its Subsidiaries (taken as a whole) or an obligation for the Company or any of its Subsidiaries to notify any Governmental Entity, including a requirement to make a filing with the SEC.

5.19. Insurance. All Insurance Policies maintained by the Company or any of its Subsidiaries are with reputable insurance carriers (to the extent applicable) and provide, in the reasonable judgment of the Company, adequate coverage for normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, each such Insurance Policy is in full force and effect, and, to the extent applicable, all premiums due with respect to all Insurance Policies have been paid, and, to the extent applicable, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the transactions contemplated by this Agreement), which with notice, lapse of time or both, would constitute a breach of or default under, or would permit a termination, non-renewal or material modification of any of the Insurance Policies.

5.20. Takeover Statutes; No Shareholder Rights Plan. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 6.8, no “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation, including Chapter 42 of the IBCL, or similar anti-takeover provision in the Company’s Organizational Documents is applicable to the Agreement, the Merger and the transactions thereby. There is no shareholder rights plan, “poison pill,” anti-takeover plan or other similar device, agreement or instrument in effect, to which the Company or any of its Subsidiaries is a party or otherwise bound. Assuming the accuracy of the representations and warranties set forth in Section 6.9, the Company Board has taken all actions necessary to render inapplicable to this Agreement, the Merger and the transactions contemplated by this Agreement, the restrictions on “business combinations” as set forth in IBCL 23-1-43-1 to 23-1-43-23, in each case to the extent, if any, such restrictions would otherwise be applicable to this Agreement, the Merger and the other transactions contemplated by this Agreement.

5.21. Brokers and Finders. Except for Goldman and BofA Securities, neither the Company, nor any of its Subsidiaries, nor any of their respective directors or employees (including any officers) has employed or retained any broker, finder or investment bank, or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees, in each case in connection with the transactions contemplated by this Agreement.

5.22. No Other Representations or Warranties; Non-Reliance. Except for the express written representations and warranties made by the Company in this Agreement and in any instrument or other document delivered pursuant to this Agreement, neither the Company nor any other Person makes, and the Company, on behalf of itself and each such other Person, hereby expressly disclaims, any express or implied representation or warranty with respect to the Company or any of its Affiliates. None of Parent, Merger Sub or any of their respective Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties from the Company or any of its Subsidiaries or any other Person in determining to enter into this Agreement, except for the representations and warranties set forth in this Article V or in any certificate delivered pursuant to Section 8.2(e), and, subject to and without limiting any rights under this Agreement with respect to the representations and warranties expressly made by the Company in this Article V or in any certificate delivered pursuant to Section 8.2(e) of this Agreement, neither the Company nor any other Person shall be subject to any liability to Parent or any other Person resulting from the Company’s making available to Parent or Parent’s use of such information, including any information, documents or material made available to Parent in the due diligence materials provided to Parent, including in the “data room,” other management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing provisions of this Section 5.22, nothing in this Section 5.22 shall limit Parent’s or Merger Sub’s remedies with respect to claims of fraud in connection with, arising out of or otherwise related to this Agreement and the transactions contemplated by this Agreement or in any certificate delivered pursuant to Section 8.2(e).

ARTICLE VI

Representations and Warranties of Parent and Merger Sub

Except as set forth in the confidential disclosure schedule delivered to the Company by Parent prior to or concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that for the purposes of the representations and warranties made by Parent or Merger Sub in this Agreement, disclosure of any item in any section of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section to the extent the relevance of such item is reasonably apparent on its face), Parent and Merger Sub each hereby represent and warrant to the Company, as applicable, that:

6.1. Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, as would not, individually or in the aggregate, reasonably be expected to prevent, materially impair, or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

6.2. Capitalization and Business of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock of Merger Sub, no par value per share. All such shares were issued and outstanding and owned directly by Parent, and all of the outstanding shares of capital stock or other securities of Merger Sub have been duly authorized and are validly issued, fully paid and non-assessable and owned by Parent. Since the date of its incorporation, Merger Sub has not engaged in any business or operations or incurred any liabilities or obligations, except pursuant to this Agreement.

6.3. Corporate Authority. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to comply with the provisions of this Agreement, subject only to approval of this Agreement by Parent (as the sole shareholder of Merger Sub). The Parent Board, at a duly held meeting, has approved and declared advisable the transactions contemplated by this Agreement, and determined that it is in the best interests of Parent to enter into this Agreement. The board of directors of Merger Sub has adopted this Agreement and declared advisable the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

6.4. Governmental Filings; No Violations.

(a) Other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act or any other Antitrust Law, (ii) pursuant to the IBCL, (iii) required to be made with or obtained from the SEC, (iv) required to be made with or by the NYSE and (v) under the Takeover Statutes and state securities and “blue sky” Laws (collectively, the “Parent Approvals”), as applicable, no material filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Parent or any of its Subsidiaries with, nor are any required to be obtained by Parent or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement by Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the transactions contemplated by this Agreement, will not: (i) assuming (solely with respect to the consummation of the transactions contemplated by this Agreement) the satisfaction of the obligations contemplated by Section 7.4, constitute or result in a breach or violation of or conflict with, the Organizational Documents of Parent or Merger Sub; (ii) assuming (solely with respect to the consummation of the transactions contemplated by this Agreement) the satisfaction of the obligations contemplated by Section 7.4 and compliance with the matters referred to in Section 6.4(a), violate or conflict with any Law to which Parent or Merger Sub or any of their respective Affiliates is subject; or (iii) assuming (solely with respect to the consummation of the transactions contemplated by this Agreement) compliance with the matters referred to in Section 6.4(a), with notice, lapse of time or both, would constitute a default under, or cause or permit the termination, acceleration or creation of any right or obligation under, or the creation of an Encumbrance on any of the rights, properties or assets of Parent or Merger Sub pursuant to any provision of any Contract binding on Parent or Merger Sub, except, in the case of clauses (ii) and (iii) of this Section 6.4(b), as would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

6.5. Litigation.

(a) As of the date of this Agreement, there are no Proceedings against Parent or any of its Subsidiaries or, to the Knowledge of Parent, threatened against Parent or Merger Sub, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) As of the date of this Agreement, neither Parent nor Merger Sub is a party to any Order, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

6.6. Available Funds.

(a) Parent has delivered to the Company true and complete copies as of the date of this Agreement of (i) the fully executed debt commitment letter, dated as of the date of this Agreement (including all exhibits and schedules thereto, the “Debt Commitment Letter”), by and among Parent and the Financing Parties specified therein and (ii) the executed fee letters, each dated the date of this Agreement, referenced therein, relating to fees and other terms with respect to the Debt Financing contemplated by such Debt Commitment Letter (with only fee amounts and customary “flex” terms redacted, none of which redacted provisions could affect the conditionality, enforceability or availability, or reduce the aggregate principal amount, of the Debt Financing) (collectively, the “Fee Letters” and together with the Debt Commitment Letter, the “Debt Commitment Letters”). Pursuant to the Debt Commitment Letters, and subject to the terms and conditions thereof, the Financing Parties have committed to provide Parent with the amounts set forth in the Debt Commitment Letter for the purposes set forth therein (the debt financing contemplated in the Debt Commitment Letters, together with any replacement debt financing, including any bank financing or debt securities issued in lieu thereof, the “Debt Financing”).

(b) As of the date of this Agreement, the Debt Commitment Letters are in full force and effect and the respective commitments thereunder have not been withdrawn, rescinded, reduced or terminated, or otherwise amended or modified in any respect, and, to the Knowledge of Parent, no termination, reduction, withdrawal, rescission, amendment or modification is contemplated (other than as set forth therein with respect to “flex” rights and/or to add additional lenders, arrangers, bookrunners, syndication agents and similar entities who had not executed the Debt Commitment Letters as of the date of this Agreement), and the Debt Commitment Letters, in the form so delivered, constitute the legal, valid and binding obligations of, and are enforceable against, Parent and, to the Knowledge of Parent, each of the other non-affiliated parties thereto, subject, in each case, to the Bankruptcy and Equity Exception.

(c) Parent has fully paid (or caused to be paid) any and all commitment fees or other amounts required by the Debt Commitment Letters to be paid on or before the date of this Agreement. Except as expressly set forth in the Debt Commitment Letters, there are no conditions precedent to the obligations of the Financing Parties to provide the Debt Financing or any contingencies that would permit the Financing Parties to reduce the aggregate principal amount of the Debt Financing. Assuming the satisfaction of the conditions set forth in Section 8.2(a) and Section 8.2(b), Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Debt Commitment Letter on or prior to the Closing Date, nor does Parent have Knowledge as of the date of this Agreement that any Financing Party will not perform its obligations thereunder. Except for customary bond engagement letters and for the redacted Fee Letters provided to the Company in accordance with clause (a) above, as of the date of this Agreement, there are no contracts, agreements, “side letters” or other arrangements to which Parent is a party relating to the Debt Commitment Letters or the Debt Financing.

(d) As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, constitutes, or would reasonably be expected to constitute, a default or breach by Parent or its Subsidiaries or, to the Knowledge of Parent, any other party thereto, of any term of the Debt Commitment Letters. The Debt Financing, when funded in accordance with the Debt Commitment Letters and giving effect to any “flex” provision in the Debt Commitment Letters (including with respect to fees and original issue discount), together with cash of Parent and its Subsidiaries (other than the Company and its Subsidiaries) and the other sources of funds immediately available to Parent on the Closing Date, will provide Parent with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s obligations under this Agreement and the Debt Commitment Letters, including the payment of the aggregate amount of Per Share Merger Consideration and any fees and expenses of or payable by Parent or Merger Sub or Parent’s other Affiliates, and for the repayment or refinancing of the Company Credit Agreements and the Company Notes (other than the 2024 Debentures) to the extent required in connection with the transactions described in, this Agreement or the Debt Commitment Letters (such amounts, collectively, the “Financing Amounts”).

(e) Parent and Merger Sub expressly acknowledge and agree that their obligations under this Agreement to consummate the Merger or any of the other transactions contemplated by this Agreement, are not subject to, or conditioned on, the receipt or availability of any funds or the Debt Financing.

6.7. Brokers and Finders. Except for Perella Weinberg Partners, J.P. Morgan Securities LLC and Citibank, N.A., neither Parent, nor any of its Subsidiaries, nor any of their respective directors or employees (including any officers) has employed any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement.

6.8. Ownership of Company Common Stock. None of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Shares or other securities convertible into, exchangeable for or exercisable for Shares or any other securities of the Company or any securities of any Subsidiary of the Company, and none of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any Shares or any of the foregoing securities, except pursuant to this Agreement. None of Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last five (5) years has been, an “interested shareholder” of the Company, in each case as defined in IBCL 23-1-43.

6.9. No Other Representations or Warranties; Non-Reliance. Except for the express written representations and warranties made by Parent and Merger Sub in this Agreement and in any instrument or other document delivered pursuant to this Agreement, none of Parent, Merger Sub or any other Person makes, and Parent, on behalf of itself, Merger Sub and each such other Person, hereby expressly disclaims, any express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Affiliates. None of the Company, its Subsidiaries or its Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties from Parent, Merger Sub or any of their respective Subsidiaries or any other Person in determining to enter into this Agreement, except for the representations and warranties set forth in this Article VI or in any certificate delivered pursuant to Section 8.3(c). Notwithstanding the foregoing provisions of this Section 6.9, nothing in this Section 6.9 shall limit the Company’s remedies with respect to claims of fraud in connection with, arising out of or otherwise related to this Agreement and the transactions contemplated by this Agreement or in any certificate delivered pursuant to Section 8.3(c).

ARTICLE VII

Covenants

7.1. Interim Operations.

(a) From and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, except (the following exceptions (i)–(v), the “Interim Covenant Exceptions”) (i) as otherwise required or expressly permitted by this Agreement, (ii) as may be required by applicable Law, (iii) for any actions taken reasonably and in good faith as a result of COVID-19 or to respond to or comply with COVID-19 Measures, (iv) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned); provided that Parent shall be deemed to have consented in writing if it provides no response or good faith request for additional information within five (5) Business Days after receiving a written request (email sufficient) from the Company for such consent or (v) as otherwise set forth in Section 7.1 of the Company Disclosure Schedule, the Company shall use reasonable best efforts to, and shall cause each of its Subsidiaries to use reasonable best efforts to, conduct its business in all material respects in the ordinary course of business and, to the extent consistent therewith, shall use, and cause each of its Subsidiaries to use, commercially reasonable efforts to (i) preserve its and its Subsidiaries’ assets and business organizations intact, (ii) maintain in effect all of its material foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations and (iii) maintain satisfactory relationships with its material customers, lenders, suppliers, licensors, licensees, distributors and others having material business relationships with it; provided, however, that no action or failure to take action with respect to matters specifically addressed by the provisions of Section 7.1(b) shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of such provision of Section 7.1(b).

(b) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, other than pursuant to any Interim Covenant Exception, except that Parent may withhold, delay or condition its consent to actions contemplated by Section 7.1(b)(vii) or Section 7.1(b)(viii) (in each case to the extent relating to actions of the Company only and not of the Company’s Subsidiaries) in Parent’s sole discretion, the Company shall not, and shall cause its Subsidiaries not to:

(i) adopt (A) any change in the Company’s Organizational Documents (except for immaterial or ministerial amendments) or (B) material changes to the Organizational Documents of any Subsidiary of the Company that, in the case of this clause (B), would be adverse to Parent;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, except for any such plan solely between or among the Wholly Owned Subsidiaries of the Company;

(iii) acquire, directly or indirectly by merger, consolidation, acquisition of stock or assets or otherwise, any business, Person, material properties or material assets from any other Person (other than the Company or its Wholly Owned Subsidiaries) with purchase price in excess of $25 million in any individual transaction or series of related transactions or $100 million in the aggregate, in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or that would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement prior to the Outside Date, other than acquisitions of inventory or other goods or services in the ordinary course of business;

(iv) transfer, sell, lease, license, divest, cancel or otherwise dispose of, any material properties or material assets (excluding any Intellectual Property Rights) of the Company or any of its Subsidiaries, including capital stock of any of its Subsidiaries or incur, permit or suffer to exist the creation of any material Encumbrance (other than a Permitted Encumbrance) upon, any such material properties, assets or any material Owned IPR, except (A) services provided in the ordinary course of business, (B) sales of obsolete assets in the ordinary course of business, (C) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $25 million individually or $100 million in the aggregate (other than pursuant to the terms of Company Material Contracts in effect prior to the date of this Agreement) and (D) sales of inventory or other goods in the ordinary course of business;

(v) except as set forth in Section 7.1(b)(xix), issue, sell, dispose of, grant, transfer, lease, license, guarantee, Encumber (other than with Permitted Encumbrances), or otherwise enter into any Contract or other agreement with respect to the voting of, any shares of capital stock of the Company (including, for the avoidance of doubt, Shares) or capital stock or other equity interests of any of its Subsidiaries, securities convertible or exchangeable into or exercisable for any such shares of capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any such shares of capital stock or other equity interests or such convertible or exchangeable securities, other than (A) any such transaction or action by a Wholly Owned Subsidiary of the Company to the Company or between or among Wholly Owned Subsidiaries of the Company, (B) the issuance of shares of such capital stock, other equity interests or convertible or exchangeable securities in respect of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Company Benefit Plans in effect on the Capitalization Date or (C) the issuance of shares of such capital stock, other equity interests or convertible or exchangeable securities in respect of Company Equity Awards granted after the date hereof without violation of this Agreement;

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its Wholly Owned Subsidiaries or between or among any of its Wholly Owned Subsidiaries) in excess of $15 million individually or $30 million in the aggregate, other than (x) pursuant to existing contractual obligations as of the date of this Agreement or (y) in connection with sale or rental financing arrangements in connection with the sale of Company Products in the ordinary course of business;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests (including with respect to the Company, for the avoidance of doubt, Shares), except for (A) dividends paid by any Wholly Owned Subsidiary to the Company or to any other Wholly Owned Subsidiary of the Company, (B) regular quarterly dividends, in an amount not to exceed $0.24 per share in each case, declared and paid at such times as are consistent with the Company’s historical practice over the twelve (12)-month period prior to the date of this Agreement and (C) pro rata dividends or distributions by a Subsidiary other than a Wholly Owned Subsidiary of the Company in the ordinary course of business;

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity interests or securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interests (including with respect to the Company, for the avoidance of doubt, Shares), other than (A) to satisfy applicable Tax withholding and/or exercise prices upon vesting, settlement or exercise of any Company Equity Award outstanding on the date hereof or granted after the date hereof without violation of this Agreement, or (B) any such transactions solely involving Wholly Owned Subsidiaries of the Company;

(ix) (A) incur any Indebtedness for borrowed money (including the issuance of any debt securities), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, except for guarantees of Indebtedness of its Wholly Owned Subsidiaries otherwise incurred in compliance with this Section 7.1(b), except for incurrences of Indebtedness and guarantees under the Company Revolving and Term Loan Credit Agreement not in excess of $2.2 billion in the aggregate, the Receivables Agreement not in excess of $110 million in the aggregate and the Master Framework Agreement not in excess of $90 million in the aggregate, (B) prepay, redeem, repurchase, defease, satisfy, discharge, cancel or otherwise terminate any Indebtedness for borrowed money of the Company or any Company Subsidiary other than payments of Indebtedness under the Company Credit Agreements, except, in each case of clauses (A) and (B) for any such transactions solely between or among the Company and/or its Wholly Owned Subsidiaries, or (C) amend, supplement or otherwise modify the Company Credit Agreements or the Company Indentures in any manner that would increase the amount of indebtedness available thereunder, increase the cost to Parent to prepay, terminate, redeem, satisfy or discharge the indebtedness thereunder at Closing or otherwise impede the ability of the Parent to effectuate any prepayment, payment, termination, redemption, satisfaction or discharge thereunder at Closing;

(x) make or authorize any payment of, or commitment for, capital expenditures, other than (A) as contemplated by the Company’s capital budget set forth in Section 7.1(b)(x) of the Company Disclosure Schedule, (B) to the extent reasonably necessary to protect human health and safety and (C) any unbudgeted capital expenditures not to exceed $5 million individually or $10 million in the aggregate per annum without taking into account any amounts permitted by the foregoing clause (B);

(xi) enter into any Contract that would have been a Company Material Contract had it been entered into prior to this Agreement, other than in the ordinary course of business;

(xii) other than with respect to Company Material Contracts related to Indebtedness, which shall be governed by Section 7.1(b)(vi), Section 7.1(b)(ix) and Section 7.14, terminate, materially amend, materially modify, or waive any material rights under, any Company Material Contract, other than in the ordinary course of business;

(xiii) cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries having in each case a value in excess of $1 million individually or $5 million in the aggregate, other than debts or claims held against customers in connection with the sale or rental of Company Products in the ordinary course of business or solely between or among the Company and/or its Wholly Owned Subsidiaries;

(xiv) for the avoidance of doubt, except as expressly provided for by Section 7.12, fail to use commercially reasonable efforts to maintain in effect any material Insurance Policy, unless simultaneous with any termination, cancellation or lapse of such material Insurance Policy, replacement self-insurance programs are established by the Company or one or more of its Subsidiaries or replacement policies underwritten by reputable insurance carriers are in full force and effect, in each case, providing coverage substantially similar to the coverage under the terminated, cancelled or lapsed material Insurance Policies;

(xv) other than with respect to Transaction Litigation or any Tax claim, audit, assessment or dispute, which shall be governed exclusively by Section 7.19 and Section 7.1(b)(xvii), respectively, settle or compromise any Proceeding for an amount in excess of $5 million individually or $25 million in the aggregate during any calendar year, or which would reasonably be expected to (A) prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or (B) involve any criminal liability or result in any non-monetary obligation that is material to the Company and its Subsidiaries (taken as a whole);

(xvi) make any material changes with respect to any financial accounting policies or procedures, except as required by GAAP or SEC rule or policy;

(xvii) (A) make (other than in the ordinary course of business), change or revoke any material Tax election, (B) change any annual Tax accounting period, (C) change any material Tax accounting method, (D) file any amended Tax Return that is material, (E) enter into any closing agreement with respect to Taxes, (F) settle any material Tax claim, audit, assessment or dispute for an amount that materially exceeds the amount reserved with respect thereto, or (G) surrender any right to claim a refund of a material amount of Taxes;

(xviii) (A) sell, assign, transfer, divest or otherwise dispose of, or grant any exclusive license, to any material Owned IPR, except in the ordinary course of business, or (B) cancel, abandon or otherwise allow to lapse or expire any material Registered Owned IPR (or any rights of the Company or its Subsidiaries therein or thereto), other than at the end of its term or otherwise in the Company’s reasonable business judgment;

(xix) except as required pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement or established after the date of this Agreement not in contravention of this clause (xix), (A) materially increase the compensation, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any Company Employee, except for (1) increases in compensation in the ordinary course of business, subject to the limitations set forth in Section 7.1(b)(xix) of the Company Disclosure Schedule and (2) the payment of cash incentive compensation for completed periods based on actual performance in the ordinary course of business, (B) become a party to, establish, adopt, amend in any material respect, commence participation in or terminate any material Company Benefit Plan, (C) grant any new awards, or amend or modify in any material respect the terms of any outstanding awards, under any Company Benefit Plan, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment of, compensation or benefits under any Company Benefit Plan, (E) hire any employee to a position at the level of Vice President or above (other than to replace a departed employee who was not on the Company’s executive leadership team) or (F) terminate the employment of any employee who is a member of the Company’s executive leadership team other than for cause;

(xx) other than in the ordinary course of business, become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization; or

(xxi) agree, authorize or commit to do any of the foregoing.

(c) Nothing set forth in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time or give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations.

(d) Notwithstanding anything to the contrary in this Agreement, each of Parent and the Company shall not, and shall cause its respective controlled Affiliates not to directly or indirectly (whether by merger, consolidation, or otherwise), acquire, purchase, lease, or license or otherwise enter into a transaction with (or agree to acquire, purchase, lease, or license or otherwise enter into a transaction with) any business, corporation, partnership, association, or other business organization or division or part thereof, if doing so would reasonably be expected to prevent, impair or materially delay Closing.

7.2. Acquisition Proposals; Change of Recommendation.

(a) No Solicitation. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, except as expressly permitted by this Section 7.2, the Company shall not, and shall cause its directors and officers not to, directly or indirectly, and shall instruct and use commercially reasonable efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly:

(i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiry with respect to, or the making of any proposal or offer that constitutes an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations (other than with Parent and its Representatives) regarding any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions);

(iii) disclose or otherwise provide access to any nonpublic information or data to any Person or Group concerning the Company or its Subsidiaries in connection with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(iv) take any action to exempt any third party from the restrictions on “business combinations” set forth in IBCL 23-1-43 (as such term is defined in IBCL 23-1-43-5) or any other applicable Takeover Statute or otherwise cause such restrictions not to apply (other than with respect to Parent and Merger Sub in connection with the transactions contemplated by this Agreement); or

(v) agree, authorize or commit to do any of the foregoing.

(b) Exceptions to No Solicitation. Notwithstanding anything to the contrary set forth in Section 7.2(a), prior to the time the Requisite Company Vote is obtained, in response to an Acquisition Proposal that did not result from a non de minimis breach of this Section 7.2 which the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes or could reasonably be expected to lead to a Superior Proposal, the Company may:

(i) engage or otherwise participate in discussions or negotiations with a Person or Group (including such Person or Group’s Representatives) that has made an Acquisition Proposal with respect to such Acquisition Proposal; and

(ii) disclose or otherwise provide access to nonpublic information and data relating to the Company and its Subsidiaries to the Person or Group (including such Person or Group’s Representatives) making such Acquisition Proposal; provided that, prior to providing any such information, data or access, the Company receives from the Person or Group making such Acquisition Proposal a legally binding confidentiality agreement with terms substantially similar to the comparable confidentiality provisions in the Confidentiality Agreement (it being understood that such agreement need not have comparable standstill provisions), which terms shall not restrict the Company from complying with its obligations under this Agreement (any confidentiality agreement satisfying such criteria, a “Permitted Confidentiality Agreement”); provided, further, that the Company shall substantially concurrently with the delivery to such Person or Group provide to Parent any nonpublic information or data concerning the Company or any of its Subsidiaries that is provided or made available to such Person or Group or their respective Representatives, unless such nonpublic information or data has been previously provided or made available to Parent or its Representatives.

(c) Notice of Acquisition Proposals. The Company shall promptly (but, in any event, within forty eight (48) hours) notify Parent in writing of the receipt of any Acquisition Proposal or any initial communication or proposal that would reasonably be expected to lead to a Person or Group making an Acquisition Proposal, setting forth in such notice the name of the applicable Person or the names of the Persons who comprise the applicable Group and the material terms and conditions of any such Acquisition Proposal, communication or proposal and thereafter shall promptly (but, in any event within forty eight (48) hours) keep Parent reasonably informed of any material change to the terms and conditions of any such Acquisition Proposal, and shall promptly (but, in any event within forty eight (48) hours of the receipt thereof) provide to Parent (or its outside legal counsel) copies of all written materials and other material written correspondence sent or provided to the Company and any of its Subsidiaries that describe any terms or conditions of any Acquisition Proposal.

(d) No Change of Recommendation or Alternative Acquisition Agreement.

(i) Except as permitted by Section 7.2(d)(ii), Section 7.2(d)(iii) and Section 7.2(e), the Company Board, including any committee thereof, shall not:

(A) fail to include the Company Recommendation in the Proxy Statement;

(B) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation in a manner adverse to Parent;

(C) make any public statement that has the substantive effect of a withdrawal or qualification of the Company Recommendation;

(D) following the commencement of any tender or exchange offer relating to the securities of the Company, fail to issue a press release within ten (10) Business Days of such commencement that the Company recommends rejection of such tender or exchange offer;

(E) following the public disclosure of an Acquisition Proposal, fail to publicly reaffirm the Company Recommendation within ten (10) Business Days (or, if earlier, prior to the Company Shareholder Meeting) after receipt of any written request to do so from Parent, which request may be made only once with respect to any such Acquisition Proposal, except that Parent may make an additional request after any material change in the terms of such Acquisition Proposal;

(F) approve or recommend, or publicly declare advisable, any Acquisition Proposal or other proposal that would reasonably be expected to lead to an Acquisition Proposal or approve or recommend, or publicly declare advisable or publicly propose to enter into, or enter into, any Alternative Acquisition Agreement; or

(G) agree, authorize or commit to do any of the foregoing.

(ii) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the time the Requisite Company Vote is obtained, in response to an Acquisition Proposal that did not result from a non de minimis breach of the Company’s obligations set forth in this Section 7.2, if the Company Board determines in good faith, after consultation with outside legal counsel and financial advisor, that (A) such Acquisition Proposal constitutes a Superior Proposal, and (B) the failure to effect a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law, then, notwithstanding anything in this Agreement to the contrary, (x) the Company Board may effect a Change of Recommendation and/or (y) terminate this Agreement and concurrently with such termination enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that prior to taking such actions: (I) the Company must give Parent written notice of its intention to take such action at least four (4) Business Days in advance (the “Takeover Notice Period”), which notice shall set forth and shall also include all information required by Section 7.2(c), mutatis mutandis (it being understood that each time any material revision or amendment to the terms of the Acquisition Proposal determined to be a Superior Proposal is made, the four(4)-Business Day period shall be extended for an additional two (2) Business Days after notification of such change); (II) during the Takeover Notice Period, to the extent requested by Parent, the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent regarding any adjustments or modifications to the terms of this Agreement proposed by Parent; and (III) at the end of the Takeover Notice Period, the Company Board shall have, taking into account any revisions to this Agreement proposed by Parent in writing and any other information offered by Parent in response to such notice contemplated by clause (I) of this Section 7.2(d)(ii) prior to the end of the Takeover Notice Period, thereafter determined in good faith, after consultation with outside legal counsel and financial advisor, that such Acquisition Proposal continues to be a Superior Proposal and failure to make a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

(iii) Notwithstanding anything in this Agreement to the contrary, the Company Board may, at any time prior to the time the Requisite Company Vote is obtained, effect a Change of Recommendation in response to an Intervening Event if: (A) the Company provides Parent three (3) Business Days’ prior written notice of its intention to take such action, which notice shall include all material information with respect to any such Intervening Event and a description of the Company Board’s rationale for such action; (B) during such three (3)-Business Day period described in clause (A), the Company shall negotiate in good faith with Parent regarding any adjustments or modifications to the terms of this Agreement proposed by Parent; and (C) at the end of the three (3)-Business Day period described in clause (A), the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel (after taking into account any adjustments or modifications to the terms of this Agreement proposed by Parent during the period described in clause (A)) that the failure to make a Change of Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law.

(e) Certain Permitted Disclosure. Nothing set forth in this Agreement shall prohibit the Company from (i) complying with its disclosure obligations under applicable Law with regard to an Acquisition Proposal, including making any disclosure the Company Board has reasonably determined in good faith, after consultation with outside legal counsel, the failure to make would be reasonably expected to be inconsistent with its fiduciary duties under applicable Law, or (ii) making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided that, if any such disclosures or communications have the substantive effect of withdrawing, qualifying or modifying the Company Recommendation in a manner adverse to Parent, such disclosure or communication shall constitute a Change of Recommendation unless the Company expressly reaffirms the Company Recommendation in such disclosure or communication.

(f) Obligation to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitations, discussions and negotiations with any Person conducted prior to the date of this Agreement with respect to an Acquisition Proposal, and (i) if such Person has executed a confidentiality agreement in connection therewith, request the prompt return or destruction of all confidential information relating to the Company and any of its Subsidiaries, subject to the terms and conditions of such confidentiality agreement, and (ii) if applicable, terminate any physical and electronic data or other diligence access previously granted to such Persons.

(g) Standstill Provisions. Notwithstanding anything to the contrary set forth in this Agreement, the Company shall be permitted to terminate, amend or otherwise modify, waive or fail to enforce any provision of any confidentiality, “standstill” or similar agreement if the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

7.3. Company Shareholders Meeting.

(a) The Company shall take, in accordance with applicable Law and its Organizational Documents, all action necessary to duly convene and hold the Company Shareholders Meeting as promptly as reasonably practicable following the mailing of the Proxy Statement to secure the Requisite Company Vote.

(b) The Company Shareholders Meeting shall not be postponed or adjourned by the Company without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided that the Company may, after giving written notice to Parent, postpone, recess or adjourn the Company Shareholders Meeting, to the extent the Company Board determines in good faith, after consultation with its outside legal counsel that it is (i) required by applicable Law, or by the proper exercise of the Company Board’s fiduciary duties or reasonably necessary to ensure that any required supplement or amendment to the Proxy Statement is delivered to the shareholders of the Company for the amount of time required by applicable Law in advance of the Company Shareholders Meeting, or (ii) reasonably necessary to obtain a quorum to conduct the business of the Company Shareholders Meeting or to obtain the Requisite Company Vote; provided, further, that in the case of clause (ii), the Company shall not postpone, recess or adjourn the Company Shareholders Meeting (A) more than two (2) times or (B) for more than an aggregate of twenty (20) Business Days without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(c) Subject to any Change of Recommendation, the Company shall (i) recommend that the Company’s shareholders approve this Agreement at the Company Shareholders Meeting and (ii) use its commercially reasonable efforts to obtain the Requisite Company Vote, including soliciting proxies therefor. Without limiting the generality of the foregoing, the Company acknowledges and agrees that its obligations to hold the Company Shareholders Meeting pursuant to this Section 7.3 shall not be affected by (A) the making of a Change of Recommendation, (B) the commencement of or announcement or communication to the Company of any Acquisition Proposal or (C) the occurrence or disclosure of any Intervening Event, in each case, unless this Agreement has been validly terminated in accordance with Article IX.

(d) Once the Company has established a record date for the Company Shareholders Meeting, the Company shall not change or establish a different record date for the Company Shareholders Meeting unless (i) required by applicable Law, (ii) necessary or advisable as a result of any postponement, recess or adjournment of the Company Shareholders Meeting effected pursuant to Section 7.3(b) or (iii) it has obtained the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

(e) The Company agrees to provide Parent periodic updates concerning proxy solicitation results on a timely basis as Parent may reasonably request.

7.4. Approval of Sole Shareholder of Merger Sub. Immediately following the execution and delivery of this Agreement, Parent (as Merger Sub’s sole shareholder) shall execute and deliver, in accordance with applicable Law and Merger Sub’s Organizational Documents, a written consent approving this Agreement and promptly provide evidence thereof to the Company.

7.5. Proxy Statement.

(a) As promptly as practicable after the date of this Agreement (but no later than thirty (30) calendar days after the date of this Agreement), the Company, with the assistance of Parent, shall prepare and file with the SEC a proxy statement in preliminary form relating to the Company Shareholders Meeting (such proxy statement, including, for the avoidance of doubt, any amendments or supplements thereto, and the definitive proxy statement related thereto, the “Proxy Statement”). Parent and Merger Sub shall provide to the Company such information as the Company may reasonably request for inclusion in the Proxy Statement. Subject to Section 7.2, the Proxy Statement shall include the Company Recommendation.

(b) The Company shall use reasonable best efforts to ensure that the Proxy Statement complies in all material respects with the provisions of the Exchange Act. Each of the Company and Parent shall use reasonable best efforts to ensure that none of the information supplied by it, any of its Affiliates or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement shall, at the date of mailing to shareholders of the Company, at the time of the Company Shareholders Meeting or of filing with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that (i) the Company assumes no responsibility with respect to information supplied by or on behalf of Parent, its Subsidiaries or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement, and (ii) Parent and Merger Sub assume no responsibility with respect to any information supplied by or on behalf of the Company, its Subsidiaries or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement.

(c) If at any time prior to the Company Shareholders Meeting, any information relating to the Company or Parent, or any of their respective Subsidiaries or its or their respective Representatives, should be discovered by a Party, which information should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall as promptly as practicable following such discovery notify the other Party or Parties (as the case may be) and after such notification the Company shall, as and to the extent required by applicable Law, promptly (i) prepare (with the assistance of Parent) an amendment or supplement to the Proxy Statement, and (ii) thereafter, cause the Proxy Statement, as so amended or supplemented, to be filed with the SEC as promptly as reasonably practicable and to be disseminated to its shareholders, in each case, as and to the extent required by applicable Law.

(d) Prior to filing or mailing the Proxy Statement or responding to any comments of the SEC or its staff with respect thereto, the Company shall (i) provide Parent and its counsel with a reasonable opportunity to review and comment on the Proxy Statement and (ii) shall give good-faith consideration to any comments reasonably proposed by Parent and its counsel. The Company agrees that all information relating to Parent, its Affiliates and its and their respective Representatives included in the Proxy Statement shall be in form and content reasonably satisfactory to Parent.

(e) Without limiting the generality of the provisions of Section 7.7, the Company shall promptly notify Parent of the receipt of any comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement to the Proxy Statement or for additional information and shall as promptly as practicable following receipt thereof provide Parent, if applicable, copies of all correspondence between the Company, its counsel or its other Representatives and the SEC with respect to the Proxy Statement. The Company, with the assistance of Parent, shall, subject to the requirements of Section 7.5(d) use reasonable best efforts to (i) promptly provide responses to the SEC with respect to any comments received from the SEC on the Proxy Statement and any requests from the SEC for additional information, (ii) amend and supplement the Proxy Statement, as required by the SEC and/or applicable Law and (iii) cause the definitive Proxy Statement to be mailed as promptly as practicable after the date the SEC staff confirms that the SEC does not intend to review the preliminary Proxy Statement or advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

7.6. Cooperation; Efforts to Consummate.

(a) In addition to and without limiting the rights and obligations set forth in Section 7.1, Section 7.5, Section 7.7 and Section 7.8, and subject to the other terms and conditions of this Section 7.6) (including Section 7.6(d)) the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions necessary or advisable on its part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable after the date of this Agreement and in any event prior to the Outside Date, including preparing and delivering or submitting documentation to (i) effect the expirations of all statutory waiting periods under applicable Antitrust Law, and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the transactions contemplated by this Agreement, as promptly as practicable and (ii) make with and obtain from, any Governmental Entity all filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the transactions contemplated by this Agreement, including the Regulatory Approvals.

(b) In furtherance of the provisions of Section 7.6(a), each of the Company and Parent, as applicable, shall (and shall cause their respective Subsidiaries to):

(i) prepare and file, with respect to the transactions contemplated by this Agreement, an appropriate filing of a Notification and Report Form pursuant to the HSR Act no later than ten (10) Business Days after the date of this Agreement, and make, deliver or submit, as applicable, all other initial filings, notices, and reports (or where applicable, drafts thereof) with respect to the Regulatory Approvals, in each case as promptly as reasonably practicable (taking into account any shut-downs or similar measures implemented by Governmental Entities in response to COVID-19) but in any event no later than thirty (30) Business Days after the date of this Agreement, and in connection therewith, request early termination of the statutory waiting period under the HSR Act, and to the extent applicable, under the applicable Laws with respect to all other Regulatory Approvals, and provide each other with final copies of any such filings and requests;

(ii) provide or cause to be provided to each Governmental Entity any non-privileged information and documents requested by any Governmental Entity or that are necessary or advisable to permit consummation of the transactions contemplated by this Agreement as promptly as practicable following any such request or otherwise following the date hereof, and each shall provide each other with copies of any such information and documents; and

(iii) contest or defend through litigation any actual, anticipated or threatened Order, lawsuit or other legal proceedings, whether judicial or administrative, challenging this Agreement or seeking to enjoin, restrain, prevent, prohibit, or make illegal the consummation of the transactions contemplated by this Agreement, including using reasonable best efforts to have any adverse decision, stay or temporary restraining order entered by any court or other Governmental Entity vacated, lifted or reversed.

(c) In furtherance of and without limiting the provisions of Section 7.6(a), Parent shall, and shall cause its respective Subsidiaries, in order to avoid or eliminate each and every impediment under any applicable Law, to obtain from any Governmental Entity all filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the transactions contemplated by this Agreement, including the Regulatory Approvals, or to avoid any actual, anticipated, or threatened Order, lawsuit or other legal proceedings brought by any Governmental Entity, whether judicial or administrative, challenging this Agreement or seeking to enjoin, restrain, prevent, prohibit, or make illegal the consummation of the transactions contemplated by this Agreement, and to permit the Closing to occur as promptly as reasonably practicable and in any event prior to the Outside Date:

(i) propose, negotiate, commit to, effect and agree to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate, and other disposition of the businesses, assets, properties, product lines, and equity or other business interests, of the Company, Parent, and their respective Subsidiaries, and take all actions necessary or appropriate in furtherance of the foregoing;

(ii) create, amend, terminate, unwind, divest or assign, subcontract or otherwise secure substitute parties for relationships, ventures, and contractual or commercial rights or obligations of the Company, Parent, and their respective Subsidiaries; and

(iii) take or commit to take any action that would limit or otherwise restrict Parent’s, the Company’s or any of their respective Subsidiaries’ freedom of action, including with respect to, or that would effect changes to the conduct of business of, any businesses, assets, properties, product lines, and equity or other business interests, relationships, ventures or contractual rights and obligations of the Company, Parent, and their respective Subsidiaries.

(d) Notwithstanding anything to the contrary set forth in this Agreement:

(i) in no event shall (A) Parent or any of its Subsidiaries be required to propose, negotiate, commit to, effect or otherwise agree to any action as set forth in Section 7.6(c) (x) prior to such time as it becomes reasonably apparent, taking into account all communications with relevant Governmental Entities and the Parties’ obligations pursuant to Section 7.6(e), that such action is reasonably necessary to avoid, prevent, eliminate or remove any Order, lawsuit or other legal proceedings brought by any Governmental Entity, whether judicial or administrative, challenging this Agreement or seeking to enjoin, restrain, prevent, prohibit, or make illegal the consummation of the transactions contemplated by this Agreement or to eliminate any impediment or objection of any Governmental Entity, in each case that would reasonably be expected to delay the consummation of the transactions contemplated by this Agreement until after, or restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement prior to, June 1, 2022 and (y) that, when taken together with all other actions set forth in Section 7.6(c) so proposed, negotiated, committed to, effected or agreed to, would reasonably be expected to have a material adverse effect on the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole (assuming for purposes of such analysis that Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole, were the same size as the Company and its Subsidiaries, taken as a whole) (any such action(s), a “Burdensome Condition”), (B) any Party or any of their respective Subsidiaries be required to take or agree to take any action set forth in Section 7.6(c) that is not conditioned upon the consummation of the transactions contemplated by this Agreement, or (C) the Company or any of its Subsidiaries agree with any Governmental Entity to take any action set forth in Section 7.6(c) without the prior written consent of Parent; and

(ii) Parent and the Company shall not, and shall cause their respective Subsidiaries not to, (A) agree to stay, toll or extend the waiting period under the HSR Act, (B) withdraw any Notification and Report Form pursuant to the HSR Act or other filing or notice pursuant to any other applicable Laws or (C) enter into any timing or similar agreements with any Governmental Entity to delay, or otherwise not to consummate as soon as reasonably practicable, the transactions contemplated by this Agreement, in each case without the prior written consent of the Company or Parent, as applicable, which consent shall not be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, it shall not be unreasonable to withhold such consent if any such action or agreement would cause Closing to occur later than June 1, 2022.

(e) Cooperation. Separate and apart from and without limiting or expanding the rights and obligations set forth in Section 7.5, Parent and the Company shall work cooperatively in connection with obtaining all consents, registrations, approvals, permits, and authorizations, in each case, necessary or advisable in order to consummate the transactions contemplated by this Agreement, including the Regulatory Approvals. Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each shall consult with the other on, and consider in good faith the views of the other in connection with, all the information relating to Parent or the Company, as the case may be, any of their respective Subsidiaries and any of its or their respective Representatives, that appears in any filing made with, or written materials delivered or submitted to, any Governmental Entity in connection with the transactions contemplated by this Agreement. Neither the Company nor Parent shall, nor shall either permit any of its Subsidiaries or any of its or their respective Representatives to, participate in any discussion, teleconference, videoconference, or meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated by this Agreement unless (to the extent reasonably practicable) it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate thereat.

7.7. Status and Notifications. Separate and apart from and without limiting or expanding the rights and obligations set forth in Section 7.5(e), the Company and Parent each shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including as promptly as practicable notifying the other of any notices or communications received by Parent or the Company, as the case may be, or any of their respective Affiliates, from any third party, including any Governmental Entity, with respect to such transactions and as promptly as practicable following such receipt furnishing the other with, if applicable, copies of notices or other communications (or where no such copies are available, a reasonably detailed written description thereof).

7.8. Third-Party Consents. As promptly as practicable after the date of this Agreement, the Company shall use its, and shall cause its Subsidiaries to use their, commercially reasonable efforts to obtain any consents or waivers from any third parties in respect of any Company Material Contract to which the Company or any of its Subsidiaries is a party or bound (the “Third-Party Consents”) that are necessary to be given, obtained and/or effected in order to consummate the transactions contemplated by this Agreement. In connection therewith, neither the Company nor any of its Affiliates shall be required to (a) make any payment of any fees, expenses, “profit sharing” payments or other consideration (including increased or accelerated payments) or concede anything of monetary or economic value, (b) amend, supplement or otherwise modify any such Company Material Contract or (c) otherwise make any accommodation or provide any benefit.

7.9. Information and Access.

(a) Subject to applicable Law (including COVID-19 Measures), the Company shall (and shall cause its Subsidiaries to), upon reasonable prior notice, afford Parent and its Representatives reasonable access, during normal business hours, and subject to generally applicable health and safety protocols, from the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, solely for the purpose of furthering the transactions contemplated by this Agreement and for integration planning purposes, to the Company Employees, agents, properties, offices and other facilities, Contracts, books and records of the Company and its Subsidiaries, and, during such period, and solely for such purposes, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all other information and documents concerning or regarding its businesses, properties and assets and personnel as may reasonably be requested by Parent or any of its Representatives, on behalf of Parent; provided, however, that: (i) notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to provide such access or furnish such information or documents to the extent doing so would (A) in light of COVID-19 or COVID-19 Measures, jeopardize the health and safety of any officer or employee of the Company or any of its Subsidiaries, (B) constitute a violation of applicable Law, (C) result in the disclosure of any Trade Secrets in a manner that would result in any such Trade Secrets no longer being protected as such under applicable Law following such disclosure, (D) cause a breach of any confidentiality obligations in any Contract with a third party entered into prior to the date of this Agreement or following the date of this Agreement in compliance with Section 7.1 and Section 7.2, or (E) waive or jeopardize the protection of any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Proceedings; provided, however, that in the case of clauses (A), (B), (C) or (D), (I) in response to a written request from Parent formally invoking this Section 7.9(a), the Company shall inform Parent of the fact that it is withholding information or documents and provide such information with respect thereto as the Company reasonably deems appropriate and (II) at Parent’s request, the Company and Parent shall use commercially reasonable efforts to communicate, or make reasonable substitute arrangements, if applicable and as may be mutually agreed, to make available, the applicable information or documents to Parent in a manner that would not violate applicable Law or Contract or waive any privilege or work-product doctrine, as applicable, including by arrangement of appropriate “counsel-to-counsel” procedures, clean room procedures, redaction, entry into a customary joint defense agreement and other customary procedures, and (ii) in no event shall the work papers of the Company’s and its Subsidiaries’ independent accountants and auditors be accessible to Parent or any of its Representatives unless and until such accountants and auditors have provided a consent related thereto in form and substance reasonably acceptable to such auditors or independent accountants. Any access granted in connection with a request made pursuant to this Section 7.9(a) shall be conducted in such a manner so as not to unreasonably interfere with any of the businesses, properties or assets of the Company or any of its Subsidiaries. Notwithstanding the foregoing, Parent and its Representatives shall not be permitted to perform any onsite environmental study with respect to any property of the Company or any of its Subsidiaries.

(b) Without limiting the generality of the other provisions of this Section 7.9, the Company and Parent, as each deems advisable and necessary, after consultation with their respective outside legal counsel, may reasonably designate competitively sensitive information and documents as “Outside Counsel Only Information.” Such information and documents shall only be provided to the outside legal counsel of the Company or Parent (as the case may be), or subject to such other similar restrictions mutually agreed to by the Company and Parent, and subject to any amendment, supplement or other modification to the Confidentiality Agreement, the Clean Team Agreement or additional confidentiality or joint defense agreement between or among the Company and Parent; provided, however, that, subject to any applicable Laws relating to the exchange of information, and in a manner that is not reasonably likely to waive any applicable legal privilege, the outside legal counsel receiving such information and documents may prepare one or more reports summarizing the results of any analysis of any such shared information and documents, and disclose such reports, other summaries or aggregated information derived from such shared information and documents to Representatives of such outside legal counsel’s client.

(c) To the extent that any of the information or documents furnished or otherwise made available pursuant to this Section 7.9 or otherwise in accordance with the terms and conditions of this Agreement or the Confidentiality Agreement constitutes information or documents that may be subject to an attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Proceedings, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material and information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under such privileges and protections.

(d) No access or information provided to Parent or any of its Representatives or to the Company or any of its Representatives following the date of this Agreement, whether pursuant to this Section 7.9 or otherwise, shall affect or be deemed to affect, modify or waive the representations and warranties of the Parties set forth in this Agreement and, for the avoidance of doubt, all information and documents disclosed or otherwise made available pursuant to Section 7.5, Section 7.6, Section 7.7, this Section 7.9 or otherwise in connection with this Agreement and the transactions contemplated by this Agreement shall be governed by the terms and conditions of the Confidentiality Agreement and the Clean Team Agreement (if applicable) and subject to applicable Laws relating to the exchange or sharing of information and any restrictions or requirements imposed by any Governmental Entity.

7.10. Publicity. The initial press release with respect to the transactions contemplated by this Agreement shall be a joint press release. Thereafter, the Company and Parent shall consult with each other, provide each other with a reasonable opportunity for review and give due consideration to reasonable comments by each other, prior to issuing any other press releases or otherwise making public statements, disclosures, filings or communications with respect to the transactions contemplated by this Agreement except (a) as may be required or rendered impractical by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, interdealer quotation service or the NYSE, (b) with respect to any Change of Recommendation made in accordance with this Agreement or Parent’s responses thereto or (c) with respect to the Parties’ disclosures or communications with any Governmental Entity regarding the Proxy Statement or any Company Approvals or Parent Approvals contemplated by Section 7.5 and Section 7.6. In addition to the exceptions set forth in clauses (a) through (c) of the foregoing sentence, each of the Company and Parent (and Representatives thereof) may make any public statements, disclosures or communications, (i) (A) so long as the disclosures regarding this Agreement and the transactions contemplated hereby in such statements, disclosures or communications are not inconsistent with previous public statements, disclosures or communications jointly made by the Company and Parent in accordance with this Section 7.10 and would not otherwise require the other party to make additional public disclosure or (B)) to the extent such statements, disclosures or communications have been reviewed and previously approved by both the Company and Parent and (ii) in connection with a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties.

7.11. Employee Benefits.

(a) Parent agrees that each Continuing Employee shall, during the period commencing at the Effective Time and ending on the one (1)-year anniversary of the Effective Time, be provided with (i) an annual base salary or base wage rate that is no less than that provided by the Company and its Subsidiaries to such Continuing Employee immediately before the Effective Time, (ii) total target direct compensation (consisting of annual base salary or base wage rate, target annual cash bonus and other short-term cash incentive opportunities and target long-term incentive opportunity) that is no less favorable in the aggregate than that provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time and (iii) pension, welfare and other compensation and employee benefits (excluding severance benefits, which are addressed in Section 7.11(a), equity and long-term incentive compensation, which is addressed by clause (ii) above, post-retirement healthcare benefits and defined benefit pension plan benefits) that are no less favorable in the aggregate to those provided by the Company and its Subsidiaries to such Company Employee immediately prior to the Effective Time; provided, however, that the requirements of this sentence shall not limit the application of any collective bargaining agreement otherwise applicable to Continuing Employees.

(b) During the period commencing at the Effective Time and ending on the date that is eighteen (18) months after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, honor the terms of those Company Employee Plans that are identified in Section 7.11(a) of the Company Disclosure Schedule (any such plan, a “Company Severance Plan”) and provide each Continuing Employee severance benefits that are at least as favorable as those provided under the Company Severance Plans.

(c) Parent shall, or shall cause the Surviving Corporation to, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any Parent Benefit Plans providing health and welfare benefits to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which such Continuing Employee first becomes eligible to participate in such Parent Benefit Plans towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred by the Continuing Employee and his or her eligible dependents during such plan year for which payment has been made and (iii) give each Continuing Employee full service credit for such Continuing Employee’s employment with the Company and its Subsidiaries and their respective predecessors for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent Benefit Plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits under any defined benefit pension plans, or to the extent it would result in a duplication of benefits for the same period of service.

(d) Prior to the Effective Time, if requested by Parent in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause the Company’s 401(k) Plan to be terminated effective immediately prior to the Effective Time. In the event that Parent requests that the Company 401(k) Plan be terminated, (i) the Company shall provide Parent with evidence that such Plan has been terminated (the form and substance of which shall be reasonably acceptable to Parent) not later than the day immediately preceding the Effective Time and (ii) Parent shall establish or designate one or more 401(k) plans (the “Parent 401(k) Plans”) in which the Continuing Employees shall be eligible to participate as of the Effective Time and which shall allow each Continuing Employee to make a “direct rollover” (including of notes in respect of outstanding loans) to the Parent 401(k) Plan in which such Continuing Employee participates following the Effective Time of the account balance of such Continuing Employee under the Company 401(k) Plan in which such Continuing Employee participated prior to the Effective Time, if such direct rollover is elected in accordance with applicable Law by such Continuing Employee.

(e) Prior to making any broad-based written or oral communications (except where such oral communications are immaterial or substantially similar to previously reviewed written communications) to the directors or employees (including any officers) of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are directly related to the transactions contemplated by this Agreement, the Company shall use reasonable best efforts to provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider such comments in good faith.

(f) Nothing set forth in this Agreement is intended to (i) be treated as an amendment of any particular Company Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Benefit Plan in accordance with their terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

7.12. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, to the fullest extent permitted under applicable Law Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless the Indemnified Parties against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Proceeding, incurred in connection with, arising out of or otherwise related to any actual or alleged Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring or alleged to have occurred whether prior to, at or after the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request of or for the benefit of the Company). In the event of any such actual or threatened Proceeding, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such actual or threatened Proceeding.

(b) Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of the Tail Period with respect to any claim related to matters existing or occurring at or prior to the Effective Time from the Company’s D&O Insurance carrier as of the date of this Agreement or one or more insurance carriers with the same or better credit rating as such carrier with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies; provided, however, that in no event shall the premium amount for such policies exceed the amount set forth in Section 7.12(b) of the Company Disclosure Schedule. If the Company for any reason fails to obtain or Parent for any reason fails to cause to be obtained such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with the Company’s D&O Insurance carrier as of the date of this Agreement or with one or more insurance carriers with the same or better credit rating as such carrier with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement and from an insurance carrier with the same or better credit rating as the Company’s D&O Insurance carrier as of the date of this Agreement, in each case providing coverage with respect to any matters existing or occurring at or prior to the Effective Time; provided, however, that in no event shall the premium amount of the D&O Insurance exceed during the Tail Period the amount set forth on Section 7.12(b) of the Company Disclosure Schedule; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the Indemnified Parties as provided in the relevant applicable Organizational Documents or in any agreement shall survive the Merger and shall continue in full force and effect.

(d) During the Tail Period, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ Organizational Documents in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Parties; provided, however, that all rights to indemnification in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the disposition of such Proceeding or resolution of such claim.

(e) If Parent or the Surviving Corporation or any of their respective successors or permitted assigns (i) consolidate with or merge into any other Person and are not the continuing or surviving Person of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and permitted assigns of Parent or the Surviving Corporation assume all the obligations set forth in this Section 7.12.

(f) The provisions of this Section 7.12 are intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 7.12.

(g) The rights of the Indemnified Parties under this Section 7.12 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws and nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees.

7.13. Resignations. Upon Parent’s written request at least ten (10) Business Days prior to the Closing Date, the Company shall use reasonable best efforts to cause any member of the Company Board to execute and deliver a letter effectuating his or her resignation as a member of the Company Board subject to, and effective as of, the Effective Time.

7.14. Treatment of Certain Existing Indebtedness.

(a) On or prior to the Closing Date, the Company shall (i) deliver (or cause to be delivered) notices of the payoff, discharge and termination of any outstanding Indebtedness of the Company under the Company Credit Agreements and any other Indebtedness for borrowed money and other obligations required to be paid off, discharged or terminated (the “Payoff Debt”) if required by, in accordance with and within the time periods required by the applicable Company Credit Agreement or other Contracts governing such Indebtedness (provided that such payoff, discharge and termination shall be contingent upon the occurrence of the Closing unless otherwise agreed in writing by the Company), (ii) use its reasonable best efforts to take all other actions necessary to facilitate the repayment of the obligations with respect to and termination of the commitments under the Payoff Debt and the release of any Encumbrances and termination of all guarantees granted in connection therewith, and (iii) to the extent customary for Indebtedness of the relevant type, use its reasonable best efforts to (x) deliver to Parent at least two (2) Business Days prior to the Closing Date drafts of customary payoff letters or other similar evidence of termination or discharge of the Payoff Debt in form and substance customary for transactions of this type (the “Debt Payoff Letters”) and (y) deliver to Parent executed Debt Payoff Letters on the Closing Date.

(b) Prior to the Closing Date, the Company shall as reasonably requested by Parent, (i) deliver (or cause to be delivered) notices of the payoff, redemption, satisfaction, discharge and/or defeasance of the Company Notes under the applicable Indenture and the termination of all outstanding Indebtedness and other obligations under the applicable Indenture in accordance with and within the time periods required by the applicable Indenture and the applicable Company Notes, and (ii) use its reasonable best efforts to take all other actions necessary to facilitate the payoff, redemption, satisfaction, discharge and/or defeasance of the Company Notes, other than depositing with the applicable paying agent under the applicable Indenture the amounts sufficient to pay off, redeem, satisfy, discharge and/or defease the Company Notes.

(c) If reasonably requested by Parent, the Company shall use its reasonable best efforts to assist Parent in commencing one or more offers to purchase, and related consent solicitations with respect to, all of the outstanding aggregate principal amount of any series of the Company Notes subject to the terms and conditions reasonably specified by Parent (including amendments to the terms and conditions of the applicable Indenture or other Contracts governing such Indebtedness as reasonably requested by Parent) and in compliance with the applicable Indenture and the applicable Company Notes (the “Debt Offer”). Notwithstanding the foregoing sentence of this Section 7.14(c), the closing of the Debt Offer shall be conditioned on the Closing. Notwithstanding anything to the contrary set forth in this Agreement, Parent’s obligation to consummate the Merger is not contingent on Parent’s ability to successfully complete the Debt Offer.

(d) In the case of a Debt Offer involving a consent solicitation, the Company shall, promptly following the consent solicitation expiration date, assuming the requisite consents are received in the consent solicitation constituting part of the Debt Offer, use its commercially reasonable efforts to cause the applicable trustee to execute a supplemental indenture, which supplemental indenture shall implement the amendments described in the Debt Offer, related letter of transmittal, and other related documents (collectively, the “Offer Documents”) and shall become operative only concurrently with and subject to the Effective Time, subject to the terms and conditions of this Agreement and the conditions to the Debt Offer. Concurrently with the Effective Time, Parent shall cause the Surviving Corporation to accept for payment and thereafter promptly pay for the Company Notes that have been validly tendered and not validly withdrawn pursuant to the Debt Offer and in accordance with the Debt Offer.

(e) Parent shall prepare all necessary and appropriate documentation in connection with the Debt Offer, including the Offer Documents, and provide the Company with a reasonable opportunity to review and comment on such documents, and Parent shall consider in good faith such comments. Parent and the Company shall, and shall cause their respective Subsidiaries to and shall use their respective commercially reasonable efforts to cause its and their respective Representatives to, cooperate with and provide reasonable assistance to each other in the preparation of the Offer Documents. The Company shall have the right to review in advance, and Parent shall consult with the Company on and consider in good faith the views of the Company in connection with, all of the information relating to the Company, as the case may be, and any of its Affiliates and Subsidiaries and any of its or their respective Representatives, that appears in any documentation in connection with the Debt Offer. Notwithstanding anything in this Agreement to the contrary, in no event shall the Company or any of its Subsidiaries be required to (x) incur any liability or pay any amounts unless such liability or payment is either conditioned on the Closing or such amount is reimbursed or indemnified hereunder or (y) otherwise amend the terms of the Company Notes in a manner adverse to the Company or any of its Subsidiaries unless such amendment is conditioned on the Closing and the terms of such amendment are consistent with the terms of the Debt Financing or Parent’s other outstanding indebtedness. If at any time prior to the completion of the Debt Offer any information relating to the Company or Parent, or any of their respective Affiliates or Subsidiaries or its or their respective Representatives, should be discovered by a Party that should be set forth in an amendment or supplement to the Offer Documents, so that either the Offer Document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties, following which an appropriate amendment or supplement shall be prepared and disseminated to the holders of the applicable Company Notes after consulting with the other Parties and considering in good faith the views of the other Parties in connection with, all the information relating to Parent or the Company, as the case may be, and any of their respective Affiliates and Subsidiaries and any of its or their respective Representatives, that appears in such amendment or supplement.

(f) On the Closing Date, Parent shall use commercially reasonable efforts repay, or cause to be repaid, on behalf of the Company, all amounts necessary to discharge fully the then-outstanding balance of all Payoff Debt by wire transfer of immediately available funds.

7.15. Financing Cooperation.

(a) The Company shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, and each of them shall use their reasonable best efforts to cause their respective Representatives to use their reasonable best efforts, to provide customary cooperation, to the extent reasonably requested by Parent in writing, in connection with the offering, arrangement, syndication, consummation, issuance or sale of any Debt Financing or Alternative Financing obtained in accordance with Section 7.16 (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its Affiliates), including, to the extent so requested, using reasonable best efforts to:

(i) furnish promptly to Parent the Financing Information, and such other financial information regarding the Company and its Subsidiaries as is reasonably requested by Parent in connection with the Debt Financing;

(ii) provide reasonable and customary assistance to Parent and the Financing Parties in the preparation of (A) customary offering documents, offering memoranda, offering circulars, private placement memoranda, registration statements, prospectuses, syndication documents and other syndication materials, including information memoranda, lender and investor presentations, bank books and other marketing documents, and similar documents for any portion of the Debt Financing and (B) materials for rating agency presentations;

(iii) make senior management of the Company available, at reasonable times and locations and upon reasonable prior notice, to participate in meetings (including one-on-one conferences or virtual calls with Financing Parties and potential Financing Parties), drafting sessions, presentations, road shows, rating agency presentations and due diligence sessions and other customary syndication activities; provided, at the Company’s option in consultation with Parent, any such meeting or communication may be conducted virtually by videoconference or other media;

(iv) cause the Company’s independent registered accounting firm to provide customary assistance, including by using reasonable best efforts to cause the Company’s independent registered accounting firm to provide customary comfort letters (including “negative assurance” comfort, if customary and appropriate) in connection with any capital markets transaction comprising a part of the Debt Financing, including at the time of pricing and closing, to the applicable Financing Parties and to participate in a reasonable number of due diligence sessions; provided, at the Company’s option, any such session may be conducted virtually by videoconference or other media, and including by using reasonable best efforts to provide customary representation letters to the extent required by such independent registered accounting firm in connection with the foregoing;

(v) provide customary authorization letters authorizing the distribution of Company information to prospective lenders in connection with a syndicated bank financing;

(vi) assist in obtaining or updating corporate and facility credit ratings;

(vii) assist in the negotiation and preparation of any credit agreement, indenture, note, purchase agreement, underwriting agreement, and such other customary closing certificates and schedules as may be reasonably requested by Parent, in each case as contemplated in connection with the Debt Financing;

(viii) make introductions of Parent to the Company’s existing lenders and facilitate relevant coordination between Parent and such lenders;

(ix) cooperate with internal and external counsel of Parent in connection with providing customary back-up certificates and factual information regarding any legal opinion that such counsel may be required to deliver in connection with the Debt Financing;

(x) deliver, at least three (3) Business Days prior to Closing, to the extent reasonably requested in writing at least ten (10) Business Days prior to Closing, all documentation and other information regarding the Company and its Subsidiaries that any Financing Party reasonably determines is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, and, to the extent required by any Financing Party, a beneficial ownership certificate (substantially similar in form and substance to the form of Certification Regarding Beneficial Owners of Legal Entity Customers published jointly, in May 2018, by the Loan Syndications and Trading Association and Securities Industry and Financial Markets Association) in respect of any of the Company or any of its Subsidiaries that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (31 C.F.R. § 1010.230); and

(xi) consent to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or its Subsidiaries or the Company’s or its Subsidiaries’ reputation or goodwill.

(b) The foregoing notwithstanding, none of the Company nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to Section 7.14 or this Section 7.15 that would: (i) require the Company or its Subsidiaries or any of their respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing (other than resolutions or consents to approve or authorize entry into any supplemental indenture necessary to consummate the Debt Offer) or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement (other than any supplemental indenture entered into in connection with any Debt Offer) notices of prepayment or redemption that are conditioned on Closing in accordance with Section 7.14, and the authorization letters contemplated by Section 7.15(a)(v); (ii) cause any representation or warranty in this Agreement to be breached by the Company or any of its Affiliates; (iii) require the Company or any of its Affiliates to (x) pay any commitment or other similar fee, (y) incur any other expense, liability or obligation which expense, liability or obligation is not reimbursed or indemnified hereunder in connection with the Debt Financing prior to the Closing or (z) have any obligation of the Company or any of its Affiliates under any agreement, certificate, document or instrument be effective until the Closing; (iv) cause any director, officer, employee or stockholder of the Company or any of its Affiliates to incur any personal liability; (v) conflict with the Organizational Documents of the Company or any of its Affiliates or any Laws; (vi) reasonably be expected to result in a material violation or material breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which the Company or any of its Affiliates is a party (other than the Change of Control under and as defined in the Company Credit Agreements and the 2027 Notes Indenture resulting from the consummation of the Merger); (vii) provide access to or disclose information that the Company or any of its Affiliates determines would jeopardize any attorney-client privilege or other applicable privilege or protection of the Company or any of its Affiliates; (viii) require the Company to prepare any financial statements or information (other than the Financing Information) that are not available to it and prepared in the ordinary course of its financial reporting practice; or (ix) require the Company to prepare or deliver any Excluded Information. Nothing contained in Section 7.14, this Section 7.15 or otherwise shall require the Company or any of its Affiliates, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing. Parent shall, promptly on request by the Company, reimburse the Company or any of its Affiliates for all reasonable and documented out-of-pocket costs incurred by them or their respective Representatives in connection with such cooperation and with any action taken in accordance with Section 7.14 and shall indemnify and hold harmless the Company and its Affiliates and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them in accordance with Section 7.14 or this Section 7.15 and any information used in connection therewith.

(c) The Parties hereto acknowledge and agree that the provisions contained in this Section 7.15 represent the sole obligation of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Parent with respect to the transactions contemplated by this Agreement, and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Debt Financing) by Parent, any of its Affiliates or any other financing or other transactions be a condition to any of Parent’s obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, the Company’s breach of any of the covenants required to be performed by it under this Section 7.15 shall not be considered in determining the satisfaction of the condition set forth in Section 8.2(b), unless such breach is the primary cause of Parent being unable to obtain the proceeds of the Debt Financing at the Closing.

(d) In addition, if, in connection with a marketing effort contemplated by the Debt Commitment Letter, Parent reasonably requests the Company to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information which Parent in consultation with the Financing Parties and with the consent of the Company reasonably determines to include in a registration statement, customary offering memorandum or other offering document for the Debt Financing, then the Company shall promptly file such Current Report on Form 8-K.

(e) All nonpublic or otherwise confidential information regarding the Company or any of its Affiliates obtained by Parent or its Representatives pursuant to this Section 7.15 shall be kept confidential in accordance with the Confidentiality Agreement and the Clean Team Agreement; provided that Parent shall be permitted to disclose such information to (i) the Financing Entities subject to their confidentiality obligations under the Debt Commitment Letters and the definitive documentation evidencing the Debt Financing and (ii) otherwise to the extent necessary and consistent with customary practices in connection with the Debt Financing subject to customary confidentiality arrangements.

7.16. Debt Financing.

(a) Parent shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain funds sufficient to fund the Financing Amounts, including using reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Debt Financing on the terms and subject only to the conditions described in the Debt Commitment Letters, including by (i) maintaining in effect the Debt Commitment Letters, (ii) negotiating and entering into definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any related fee letter) on or prior to the Closing Date, (iii) satisfying on a timely basis all conditions in the Debt Commitment Letters and the Definitive Agreements within Parent’s control and complying with its obligations thereunder (including, for the avoidance of doubt, the payment of fees required thereunder) and (iv) enforcing its rights under the Debt Commitment Letters.

(b) In the event any portion of the Debt Financing contemplated by the Debt Commitment Letter becomes unavailable regardless of the reason therefor (as determined by Parent in its reasonable discretion after consulting with the Financing Parties), (i) Parent shall promptly notify the Company in writing of such unavailability and the reason therefor and (ii) Parent shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use their reasonable best efforts, to obtain as promptly as practicable following the occurrence of such event, alternative debt financing for any such portion from alternative sources (the “Alternative Financing”) in an amount sufficient, when taken together with cash of Parent and its Subsidiaries (but not including the Company and its Subsidiaries) and the other sources of funds immediately available to Parent at the Closing to pay the Financing Amounts and that do not include any conditions to the consummation of such alternative debt financing that are more onerous than the conditions set forth in the Debt Commitment Letter. To the extent requested in writing by the Company from time to time, Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange and consummate the Debt Financing. Without limiting the generality of the foregoing, Parent shall promptly notify the Company in writing if it has knowledge of any material breach, default, repudiation, cancellation or termination by any party to the Debt Commitment Letter or any Definitive Agreement and a copy of any written notice or other written communication from any Financing Party with respect to any actual material breach, default, repudiation, cancellation or termination by any party to the Debt Commitment Letter or any Definitive Agreement of any provision thereof. The foregoing notwithstanding, compliance by Parent with this Section 7.16 shall not relieve Parent of its obligations to consummate the transactions contemplated by this Agreement whether or not the Debt Financing or any Alternative Financing is available.

(c) None of Parent nor any of its Subsidiaries shall (without the prior written consent of the Company) consent or agree to any amendment, replacement, supplement, termination or modification to, or any waiver of any provision under, the Debt Commitment Letters or the Definitive Agreements if such amendment, replacement, supplement, modification or waiver (1) decreases the aggregate amount of the Debt Financing to an amount that would be less than an amount that would be required, when taken together with cash or cash equivalents held by Parent and the Company on the Closing Date and the other sources of funds available to Parent on the Closing Date, to pay the Financing Amounts, (2) could reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement, (3) adversely impacts the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letters or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, or (4) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Debt Financing; provided, that Parent may amend, replace, supplement and/or modify any of the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed such Debt Commitment Letters as of the date of this Agreement, provided that (i) the addition of such parties would not be reasonably expected to delay or prevent Closing and (ii) such amendments do not (A) reduce the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or any original issue discount of the Debt Financing (or payment of fees having similar effect)) or (B) impose new or additional conditions, or otherwise amend, modify or expand any conditions, to the receipt of the Debt Financing in a manner that would reasonably be expected to delay or prevent Closing; provided that, for the avoidance of doubt, Parent may (without the Company’s consent) amend, replace, supplement and/or modify the Debt Commitment Letter to increase the amount of commitments under the Debt Commitment Letter. Upon any amendment, supplement or modification of any Debt Commitment Letter, Parent shall provide a copy thereof to the Company (with only fee amounts and other customary terms redacted, none of which redacted provisions would adversely affect the conditionality or enforceability of the debt financing contemplated by the Debt Commitment Letter as so amended, supplemented or modified to the Knowledge of Parent) and, to the extent such amendment, supplement or modification has been made in compliance with Section 7.16(a), the term “Debt Commitment Letters” shall mean the applicable Debt Commitment Letter as so amended, replaced, supplemented or modified. Notwithstanding the foregoing, compliance by Parent with this Section 7.16(c) shall not relieve Parent of its obligation to consummate the transactions contemplated by this Agreement whether or not the Debt Financing is available. To the extent Parent obtains Alternative Financing pursuant to Section 7.16(b) or amends, replaces, supplements, modifies or waives any of the Debt Financing pursuant to this Section 7.16(c), references to the “Debt Financing,” “Financing Parties” and “Debt Commitment Letter” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, the commitments thereunder and the agreements with respect thereto, or the Debt Financing as so amended, replaced, supplemented, modified or waived.

7.17. Takeover Statutes. If any Takeover Statute is or becomes applicable to the transactions contemplated by this Agreement, each of the Company and Parent and the members of their respective Boards of Directors shall grant such approvals and shall take such actions as are reasonably necessary and advisable so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any such Takeover Statutes on the transactions contemplated hereby.

7.18. Section 16 Matters. The Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or advisable to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

7.19. Transaction Litigation. In the event that any shareholder litigation related to this Agreement or the transactions contemplated by this Agreement is brought, or, to the Knowledge of the Company, threatened in writing, against the Company or any Indemnified Party from and following the date of this Agreement and prior to the Effective Time (such litigation, “Transaction Litigation”), the Company shall (a) promptly notify Parent of such Transaction Litigation, (b) give Parent a reasonable opportunity to participate in, the defense and/or settlement (at Parent’s sole expense and subject to a customary joint defense agreement) of any Transaction Litigation, and (c) consider in good faith Parent’s advice with respect to the defense and/or settlement of any Transaction Litigation; provided that the Company shall in any event control such defense and/or settlement and, for the avoidance of doubt, the disclosure of information to Parent in connection therewith shall be subject to Section 7.9; provided, further, that the Company shall not settle or agree to settle any Transaction Litigation without the prior written consent of Parent (such consent not to be unreasonably conditioned, withheld or delayed).

7.20. Delisting and Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary or advisable on its part under applicable Law, including, for the avoidance of doubt, the rules and policies of the NYSE, to enable the delisting by the Surviving Corporation of Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

ARTICLE VIII

Conditions to Closing

8.1. Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each Party to effect the Closing is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Company Shareholder Approval. The Requisite Company Vote shall have been obtained.

(b) Regulatory Approvals. The statutory waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the transactions contemplated by this Agreement shall have expired or been earlier terminated and the required regulatory approvals set forth in Section 6.5(a)(i) of the Parent Disclosure Schedule shall have been obtained (collectively, the “Regulatory Approvals”).

(c) No Legal Prohibition. No Governmental Entity shall have, after the date of this Agreement, issued or entered any Order that continues to be in effect or enacted, issued, promulgated, enforced or entered any Law that continues to be in effect and makes unlawful or restrains, enjoins or otherwise prohibits the consummation of the Merger.

8.2. Conditions to Parent’s and Merger Sub’s Obligation to Effect the Closing. The obligations of Parent and Merger Sub to effect the Closing are also subject to the satisfaction or waiver by Parent at or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in (i) the first sentence of Section 5.1(a) (Organization, Good Standing and Qualification), Section 5.2(b) and Section 5.2(g) (Capital Structure), Section 5.3 (Corporate Authority; Approval and Fairness), Section 5.20 (Takeover Statutes; No Shareholder Rights Plan) and Section 5.21 (Brokers and Finders) shall be true and correct in all material respects at and as of the Closing Date as though made as of the Closing Date, (ii) the representations and warranties of the Company in Section 5.2(a) (Capital Structure) shall be true and correct in all respects at and as of the Closing as though made as of the Closing, except where the failure to be true and correct in all respects is de minimis, (iii) the representations and warranties of the Company set forth in

Section 5.10(b) (Absence of Certain Changes) shall be true and correct in all respects at and as of the Closing Date as though made as of the Closing Date and (iv) the other representations and warranties of the Company set forth in Article V, without giving effect to any “materiality” or “Material Adverse Effect” qualifier set forth therein, shall be true and correct at and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv) only, for any failure of any such representation and warranty to be so true and correct that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect, except that none of the matters set forth on Section 8.2(c) of the Company Disclosure Schedule shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred for purposes of this Section 8.2(c).

(d) No Burdensome Condition. The Regulatory Approvals shall have been obtained, in each case, without conditions that impose a Burdensome Condition.

(e) Company Closing Certificate. Parent shall have received a certificate, dated as of the Closing Date, and duly executed on behalf of the Company by a duly authorized officer of the Company certifying that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

8.3. Conditions to the Company’s Obligation to Effect the Closing. The obligation of the Company to effect the Closing is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in Article VI in this Agreement, without giving effect to any “materiality” or “Material Adverse Effect” qualifier set forth therein, shall be true and correct in all respects at and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time), except for any failure of any such representations and warranties to be so true and correct that would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Parent and Merger Sub Closing Certificate. The Company shall have received a certificate, dated as of the Closing Date, and duly executed on behalf of Parent and Merger Sub by a duly authorized officer of Parent and Merger Sub certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

Termination

9.1. Termination by Mutual Written Consent. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, whether before or after the Requisite Company Vote has been obtained, by mutual written consent of the Parties.

9.2. Termination by Either the Company or Parent. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by either the Company or Parent if:

(a) the transactions contemplated by this Agreement shall not have been consummated by 5:00 p.m. (New York City time) on June 1, 2022 (the “Outside Date”); provided, however, that if the conditions to Closing set forth in Section 8.1(b), Section 8.1(c) (to the extent related to the Regulatory Approvals or any Antitrust Law) or Section 8.2(d) have not been satisfied or waived on or prior to the Outside Date but all other conditions to Closing set forth in Article VIII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), the Outside Date will be automatically extended to 5:00 p.m. (New York City time) on September 1, 2022 and such time and date, as so extended, shall be the “Outside Date;” provided, further, that if the conditions to Closing set forth in Section 8.1(b), Section 8.1(c) (to the extent related to the Regulatory Approvals or any Antitrust Law) or Section 8.2(d) have not been satisfied or waived on or prior to such extended date, but all other conditions to Closing set forth in Article VIII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), the Outside Date will be automatically extended to 5:00 p.m. (New York City time) on December 1, 2022 and such time and date, as so extended, shall be the “Outside Date;” provided, further, that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this Section 9.2(a) shall not be available to any Party that has breached any of its representations, warranties, covenants or agreements set forth in this Agreement in any manner that shall have contributed, in any material respect to the failure to consummate the Merger on or prior to the Outside Date (it being understood that for the purposes of this Section 9.2(a) any such breach by Merger Sub shall be deemed such a breach by Parent);

(b) the Company Shareholders Meeting shall have concluded (including any postponement, recess or adjournment thereof taken in accordance with this Agreement) and the Requisite Company Vote shall not have been obtained thereat; or

(c) any Governmental Entity shall have, after the date of this Agreement, issued, enforced or entered an Order or enacted, issued, promulgated, enforced or entered any Law that is in effect and makes unlawful or permanently restrains, enjoins or otherwise prohibits consummation of the Merger and such Order or Law shall have become final and non appealable, whether before or after the Requisite Company Vote has been obtained; provided that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this Section 9.2(c) shall not be available to the Company or Parent unless such Party has complied with its obligations under Section 7.6.

9.3. Termination by the Company. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by the Company:

(a) if there has been a breach of any representation or warranty or covenant made by Parent or Merger Sub set forth in this Agreement, in each case such that the condition in Section 8.3(a) or Section 8.3(b) would not be satisfied, and such breach or failure is not curable prior to the Outside Date, or if curable prior to the Outside Date has not been cured within forty-five (45) days after the giving of written notice thereof by the Company to Parent and Merger Sub describing such breach or failure in reasonable detail, whether before or after the Requisite Company Vote has been obtained; provided, that the right to terminate this Agreement pursuant to this Section 9.3 shall not be available to the Company if the Company is then in breach of this Agreement such that the condition in Section 8.2(a) or Section 8.2(b) would not be satisfied; or

(b) at any time prior to the time, but not after, the Requisite Company Vote is obtained, to enter into an Alternative Acquisition Agreement providing for a Superior Proposal in accordance with Section 7.2(d)(ii); provided, however, that the Company shall have substantially concurrently with such termination paid or caused to be paid to Parent the Company Termination Fee pursuant to Section 9.5(c).

9.4. Termination by Parent. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by Parent:

(a) if there has been a breach of any representation or warranty or covenant made by the Company set forth in this Agreement, in either case such that the conditions in Section 8.2(a) or Section 8.2(b) would not be satisfied, and such breach or failure is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within forty-five (45) days after the giving of written notice thereof by Parent to the Company describing such breach or failure in reasonable detail, whether before or after the Requisite Company Vote has been obtained; provided that the right to terminate this Agreement pursuant to this Section 9.4(a) shall not be available to Parent if either Parent or Merger Sub is then in breach of this Agreement such that the condition in Section 8.3(a) or Section 8.3(b) would not be satisfied; or

(b) at any time prior to the time, but not after, the Requisite Company Vote is obtained, if (i) the Company Board shall have effected, and not withdrawn, a Change of Recommendation or (ii) the Company shall have committed a Willful Breach of Section 7.2.

9.5. Notice of Termination; Effect of Termination.

(a) In the event of the termination of this Agreement by either the Company or Parent as provided in this Article IX, the Company or Parent, as applicable, shall give written notice to the other Party or Parties (as the case may be) specifying the provision or provisions of this Agreement pursuant to which such termination is made.

(b) In the event of termination of this Agreement pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of any Party’s Affiliates or its or their respective Representatives); provided, however, that: (i) no such termination shall relieve any Party of (A) any liability or damages to any other Party resulting from actual, deliberate and intentional fraud or any Willful Breach of this Agreement prior to such termination or (B) the requirement to make the payments set forth in Section 9.5(c), and (ii) the provisions set forth in this Section 9.5 and Article X shall survive any termination of this Agreement.

(c) The Company shall pay to Parent, by wire transfer of immediately available funds, the Company Termination Fee, if this Agreement is terminated:

(i) by either the Company or Parent pursuant to Section 9.2(a) (Outside Date) or Section 9.2(b) (Requisite Company Vote Not Obtained) and, in each case,

(A) after the date of this Agreement an Acquisition Proposal (substituting fifty percent (50%) for the twenty-five percent (25%) threshold set forth in the definition of “Acquisition Proposal”) (a “Qualifying Transaction”) shall have been made to the Company, the Company Board or the Company’s stockholders or publicly announced or publicly proposed prior to, and not withdrawn at least five (5) Business Days prior to, the Company Shareholders Meeting, and

(B) within twelve (12) months after any such termination the Company consummates any Qualifying Transaction or enters into any definitive agreement providing for a Qualifying Transaction that is ultimately consummated, then the Company shall promptly pay such Company Termination Fee to Parent, but in no event later than two (2) Business Days after, and subject to, the consummation of such Qualifying Transaction;

(ii) by Parent pursuant to Section 9.4(b) (Company Recommendation Matters), promptly, but in no event later than two (2) Business Days after the date of such termination; or

(iii) by the Company pursuant to Section 9.3(b), simultaneously with, and as a condition to, the effectiveness of any such termination.

(d) In the event this Agreement is terminated by either the Company or Parent:

(i) pursuant to Section 9.2(c) (Final and Non-Appealable Order or Law) and no Willful Breach by the Company of its obligations under Section 7.6 was a principal cause of the entry or occurrence of such Order or Law;

(ii) pursuant to Section 9.2(a) (Outside Date) and, at the time of such termination, (A) one or more of the conditions set forth in Section 8.1(b) (Regulatory Approvals), Section 8.1(c) (No Legal Prohibition) or Section 8.2(d) (No Burdensome Condition) was not satisfied, (B) all of the other conditions set forth in Section 8.1 and Section 8.2 were satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing) and (C) no Willful Breach by the Company of its obligations under Section 7.6 was a principal cause of the failure to be satisfied of any of the conditions listed in this Section 9.5(d)(ii); or

(iii) pursuant to Section 9.3(a) (Parent Representations, Warranties and Covenants) on account of a breach by Parent of Section 7.6 (Cooperation; Efforts to Consummate); then, within two (2) Business Days following such termination, Parent shall pay the Parent Termination Fee to the Company by wire transfer of immediately available funds to an account designated in writing by the Company.

(e) The Parties acknowledge and agree that (i) in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, (ii) in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, (iii) the agreements set forth in this Section 9.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not have entered into this Agreement. Accordingly, if (A) the Company fails to promptly pay or cause to be paid to Parent the amounts due pursuant to Section 9.5(c) or (B) Parent fails to promptly pay or cause to be paid to the Company the amounts due pursuant to Section 9.5(d) (any such amount due, a “Termination Payment”), and, in order to obtain such amounts, the Party entitled to receive such Termination Payment (the “Recipient”) commences a Proceeding that results in a judgment against the Party obligated to make such payment (the “Payor”) (or any portion thereof), the Payor shall pay or cause to be paid to the Recipient its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Proceeding, together with interest on such Termination Payment (or any portion thereof), as the case may be, at the prime rate published in The Wall Street Journal in effect on the date such amounts were required to be made from such date through the date of payment. Notwithstanding anything to the contrary set forth in this Agreement, in the event that a Termination Payment becomes payable pursuant to this Section 9.5, and is paid or caused to be paid, such Termination Payment shall be the Recipient’s sole and exclusive remedy pursuant to this Agreement; provided, however, that any such payment shall not relieve the Payor of any liability or damages incurred or suffered by the Recipient to the extent such liability or damages were the result of actual, deliberate and intentional fraud or a Willful Breach of this Agreement prior to termination hereof.

ARTICLE X

Miscellaneous and General

10.1. Survival. None of the representations and warranties in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. Notwithstanding the foregoing, the Parties understand and agree that the covenants and agreements contained in Section 7.12 and this Section 10.1, shall survive the Effective Time.

10.2. Notices. All notices and other communications given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. New York City time (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that the email transmission is promptly confirmed by telephone, a responsive electronic communication by the recipient thereof or otherwise or clearly evidenced (excluding out-of-office replies or other automatically generated responses) or is followed up within one (1) Business Day after email by dispatch pursuant to one of the methods described in the foregoing clauses (a) and (b) of this Section 10.2. Such communications must be sent to the respective Parties at the following street addresses, facsimile numbers or email addresses or at such street address or email address previously made available or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 10.2) (it being understood that rejection or other refusal to accept or the inability to deliver because of changed street address or email address of which no notice was given shall be deemed to be receipt of such communication as of the date of such rejection, refusal or inability to deliver):

if to the Company:

Hill-Rom Holdings, Inc.
130 E. Randolph St., Suite 1000 Chicago, IL 60601
Attention: General Counsel
Email: Deborah.Rasin@hillrom.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street New York, NY 10019
Attention:	Adam O. Emmerich Sabastian V. Niles Mark A. Stagliano
Email:	AOEmmerich@wlrk.com SVNiles@wlrk.com MAStagliano@wlrk.com

if to Parent or Merger Sub:

Baxter International Inc.
1 Baxter Parkway Deerfield, IL 60015
Attention:	Sean Martin, Senior Vice President and General Counsel
Email:	generalcounsel@baxter.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street New York, NY 10004
Attention:	Frank Aquila Melissa Sawyer
Email:	aquilaf@sullcrom.com sawyerm@sullcrom.com

10.3. Expenses. Except as set forth in Section 7.12 and Section 7.15, whether or not the transactions contemplated by this Agreement are consummated, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement including all costs, fees and expenses of its Representatives, shall be paid by the Party incurring such cost, fee or expense.

10.4. Transfer Taxes. Except as otherwise provided in Section 4.2(b), all Transfer Taxes incurred in connection with the Merger shall be paid by Parent or the Company, and expressly shall not be a liability of holders of Eligible Shares.

10.5. Amendment or Other Modification; Waiver.

(a) Subject to the provisions of applicable Law and the provisions of Section 7.12, at any time prior to the Effective Time, this Agreement may be amended or otherwise modified only by a written instrument duly executed and delivered by the Parties (and in the case of the Company and Merger Sub, by action taken or authorized by the Company Board or board of directors of Merger Sub, respectively); provided, however, if such amendment or waiver is proposed after the Requisite Company Vote is obtained, no such amendment or waiver shall be made or given that requires the approval of the shareholders of the Company under the IBCL unless the required further approval is obtained.

(b) The conditions to each of the respective Parties’ obligations to consummate the transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law, except to the extent provided for otherwise in Section 9.5.

10.6. Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without regard to the conflicts of laws provisions, rules or principles thereof (or any other jurisdiction), except to the extent the provisions of the IBCL are mandatorily applicable to the Merger.

(b) Each of the Parties agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement (other than the Confidentiality Agreement or the Clean Team Agreement) or the transactions contemplated by this Agreement exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such Proceeding in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 10.6(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) Each Party acknowledges and agrees that any controversy which may be connected with, arise out of or otherwise relate to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement is expected to involve complicated and difficult issues, and therefore each Party irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Proceeding, directly or indirectly, connected with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement. Each Party hereby acknowledges and certifies that (i) no Representative of the other Parties has represented, expressly or otherwise, that such other Parties would not, in the event of any Proceeding, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of this waiver, (iii) it makes this waiver voluntarily, and (iv) it has been induced to enter into this Agreement and the transactions contemplated by this Agreement by, among other things, the mutual waivers, acknowledgments and certifications set forth in this Section 10.6(c).

10.7. Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, except to the extent provided otherwise in Section 9.5, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement, consistent with the provisions of Section 10.6(b), in the Chosen Courts without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

10.8. Third-Party Beneficiaries. The Parties hereby agree that their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. Notwithstanding the foregoing, (i) from and after the Effective Time, the Indemnified Parties and their respective heirs, executors, beneficiaries or representatives shall be express third party beneficiaries of and with respect to the provisions of Section 7.12 and (ii) from and after the Effective Time, each holder of Eligible Shares and its heirs, executors, beneficiaries or representatives and each holder of Company Equity Awards and its heirs, executors, beneficiaries or representatives, shall be express third party beneficiaries of and with respect to their respective rights to receive the consideration payable pursuant to Article IV.

10.9. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties not seeking to assign any of its rights or interests or delegate any of its obligations, and any attempted or purported assignment or delegation in violation of this Section 10.9 shall be null and void.

10.10. Entire Agreement. This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Confidentiality Agreement and the Clean Team Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement and the Clean Team Agreement, which shall survive any termination of this Agreement and remain in full force and effect in accordance with the terms thereof.

10.11. Financing Provisions. Notwithstanding anything in this Agreement to the contrary (including any other provisions of this Article X): the Company, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, and each other party hereto, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing (including the Debt Commitment Letter) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, and agrees not to bring or support any such legal action against any Financing Party in any forum other than such courts, (b) agrees that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing, (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such legal action brought against the Financing Parties in any way arising out of or relating to, this Agreement or the Debt Financing (including the Debt Commitment Letter), (d) agrees that none of the Financing Parties shall have any liability to the Company or any of its Subsidiaries or any of their respective controlled Affiliates or representatives relating to or arising out of this Agreement, the Debt Commitment Letter or the Debt Financing, (e) agrees that only Parent (including its permitted successors and assigns under the Debt Commitment Letter) shall be permitted to bring any claim (including any claim for specific performance) against a Financing Party for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of the Debt Commitment Letter and that neither the Company nor any of its Subsidiaries or controlled Affiliates shall be entitled to seek the remedy of specific performance with respect to Parent’s rights under the Debt Commitment Letter against the Financing Parties, (f) agrees in no event will any Financing Party be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business, or anticipated savings), or damages of a tortious nature in connection with this Agreement, the Debt Financing or the Debt Commitment Letter, and (g) agrees that the Financing Parties are express third-party beneficiaries of, and may enforce, any of the provisions of this Section 10.11 and that this Section 10.11 and the definitions of “Financing Parties” and “Financing Entities” (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) may not be amended, modified or waived without the written consent of the Financing Entities. Notwithstanding the foregoing, nothing in this Section 10.11 shall in any way limit or modify the rights and obligations of Parent under this Agreement or any Financing Party’s obligations to Parent under the Debt Commitment Letter.

10.12. Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith, shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.13. Counterparts; Effectiveness. This Agreement (a) may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and (b) shall become effective when each Party shall have received one or more counterparts hereof signed by each of the other Parties. An executed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the Parties as of the date first written above.

HILL-ROM HOLDINGS, INC.

By:	/s/ John P. Groetelaars
Name: John P. Groetelaars
Title: President and Chief Executive Officer

BAXTER INTERNATIONAL INC.

By:	/s/ José E. Almeida
Name: José E. Almeida
Title: Chairman, President and Chief Executive Officer

BEL AIR SUBSIDIARY, INC.

By:	/s/ José E. Almeida
Name: José E. Almeida
Title: Chairman, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]